# PACKAGING CORPORATION OF AMERICA

2011 Annual Report

## People • Customers • Trust

People • Customers • Trust

## PCA people are committed to:

DOING THE "HARD TO DO"
QUALITY
IDEAS & SOLUTIONS
UNDERSTANDING CUSTOMERS' BUSINESS
BUILDING RELATIONSHIPS
ANTICIPATING NEEDS
TRUST
EXCEEDING EXPECTATIONS
ON TIME, ALL THE TIME
MAKING PRODUCTS STAND OUT
SOUND FINANCIAL DECISIONS
SUSTAINABILITY











Packaging Corporation of America is the fourth largest producer of containerboard and corrugated products in the United States, with 2011 net sales of $2.6 billion.

We manufacture many grades of kraft linerboard and corrugating medium at our four containerboard mills and produce a wide variety of corrugated packaging products at our 71 plants strategically located across the country.

PCA is highly integrated, converting approximately 80% of the containerboard we produce into finished corrugated containers for sale to a broad base of both local and national customers.

PCA's common stock is listed on the New York Stock Exchange under the ticker symbol PKG.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



# Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2011**

**Commission file number 1-15399**

# PACKAGING CORPORATION OF AMERICA

*(Exact Name of Registrant as Specified in its Charter)*

| | |
|---|---|
| **Delaware** | **36-4277050** |
| *(State or Other Jurisdiction of Incorporation or Organization)* | *(I.R.S. Employer Identification No.)* |
| **1955 West Field Court, Lake Forest, Illinois** | **60045** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code
(847) 482-3000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.01 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

At June 30, 2011, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common equity held by nonaffiliates was approximately $2,791,932,385 based on the closing sale price as reported on the New York Stock Exchange. This calculation of market value has been made for the purposes of this report only and should not be considered as an admission or conclusion by the Registrant that any person is in fact an affiliate of the Registrant.

On February 17, 2012, there were 98,426,015 shares of Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Specified portions of the Proxy Statement for the Registrant's 2012 Annual Meeting of Stockholders are incorporated by reference to the extent indicated in Part III of this Form 10-K.

## INDEX

## PART I

### Item 1. *BUSINESS*

### General

Packaging Corporation of America (we, us, our, "PCA" or the "Company") is the fourth largest producer of containerboard and corrugated products in the United States in terms of production capacity. During 2011, we produced 2.5 million tons of containerboard at our mills, of which about 80% was consumed in PCA's corrugated products manufacturing plants, 10% was sold to domestic customers and 10% was sold in the export market. Our corrugated products manufacturing plants sold about 32.5 billion square feet (BSF) of corrugated products. Our net sales to third parties totaled $2.6 billion in 2011.

**Containerboard Production and Corrugated Shipments**

| | | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Full Year |
|---|---|---|---|---|---|---|
| Containerboard Production (thousand tons) | 2011 | 602 | 606 | 650 | 641 | 2,499 |
| | 2010 | 569 | 589 | 646 | 639 | 2,443 |
| | 2009 | 515 | 555 | 588 | 600 | 2,258 |
| Corrugated Shipments (BSF) | 2011 | 7.8 | 8.2 | 8.3 | 8.2 | 32.5 |
| | 2010 | 7.6 | 7.9 | 7.8 | 7.7 | 31.0 |
| | 2009 | 6.7 | 7.3 | 7.5 | 7.4 | 28.9 |

In 2011, we produced 1.5 million tons of kraft linerboard at our mills in Counce, Tennessee and Valdosta, Georgia, and 1.0 million tons of semi-chemical corrugating medium at our mills in Tomahawk, Wisconsin and Filer City, Michigan. We currently lease the cutting rights to approximately 88,000 acres of timberland located near our Counce and Valdosta mills. We also have supply agreements with third parties on approximately 279,000 acres of timberland.

Our corrugated products manufacturing plants produce a wide variety of corrugated packaging products, including conventional shipping containers used to protect and transport manufactured goods, multi-color boxes and displays with strong visual appeal that help to merchandise the packaged product in retail locations. In addition, we are a large producer of meat boxes and wax-coated boxes for the agricultural industry.

### Industry Overview

According to the Fibre Box Association, the value of industry shipments of corrugated products was $26.1 billion in 2011.

The primary end-use markets for corrugated products are shown below (as reported in the most recent 2010 Fibre Box Association annual report):

| | |
|---|---|
| Food, beverages and agricultural products | 52% |
| Paper products | 16% |
| Petroleum, plastic, synthetic and rubber products | 11% |
| General retail and wholesale trade | 7% |
| Appliances, vehicles, and metal products | 5% |
| Miscellaneous manufacturing | 5% |
| Textile mill products and apparel | 2% |
| Other | 2% |

Corrugated products plants tend to be located in close proximity to customers to minimize freight costs. The U.S. corrugated products industry consists of approximately 575 companies and 1,245 plants.

Containerboard, which includes both linerboard and corrugating medium, is the principal raw material used to manufacture corrugated products. Linerboard is used as the inner and outer facings, or liners, of corrugated products. Corrugating medium is fluted and laminated to linerboard to produce corrugated sheets. The sheets are subsequently printed, cut, folded and glued to produce corrugated products.

Containerboard may be manufactured from both softwood and hardwood fibers, as well as from recycled fibers from used corrugated and waste from converting operations. Kraft linerboard is made predominantly from softwoods like pine. Semi-chemical corrugating medium is made from hardwoods such as oak. The finished paper product is wound into large rolls, which are slit to size as required and shipped to converters.

## PCA Operations and Products

### *Containerboard Mills*

Our two linerboard mills can manufacture a broad range of linerboard grades ranging from 26 lb. to 96 lb. Our two semi-chemical corrugating medium mills can manufacture grades ranging in weight from 20 lb. to 47 lb. Mill capacities described below are estimated based on expected mix of paper basis weights, and production can exceed estimated capacity if a higher-than-estimated mix of heavier grade paper is produced. All four of our mills have completed an extensive independent review process to become ISO 9002 certified. ISO 9002 is an international quality certification that verifies a facility maintains and follows stringent procedures for manufacturing, sales and customer service.

The following four paragraphs describe our containerboard mills' annual practical maximum capacity, 2011 actual production and production capabilities.

*Counce.* Our Counce, Tennessee mill is one of the largest kraft linerboard mills in the United States. Its year-end 2011 annual estimated production capacity, as reported to the American Forest and Paper Association ("AF&PA"), is 1,043,000 tons. In 2011, we produced 1,007,000 tons of kraft linerboard on two paper machines at Counce. The mill produces a broad range of basis weights from 26 lb. to 90 lb. The mill also produces a variety of performance and specialty grades of linerboard.

*Valdosta.* Our Valdosta, Georgia mill is a kraft linerboard mill. Its year-end 2011 annual estimated production capacity, as reported to the AF&PA, is 556,000 tons. In 2011, our single paper machine at Valdosta produced 516,000 tons of kraft linerboard. Valdosta produces a range of basis weights from 35 lb. to 96 lb.

*Tomahawk.* Our Tomahawk, Wisconsin mill is one of the largest semi-chemical corrugating medium mills in the United States. Its year-end 2011 annual estimated production capacity, as reported to the AF&PA, is 538,000 tons. In 2011, we produced 538,000 tons of semi-chemical corrugating medium on two paper machines at Tomahawk. The Tomahawk mill produces a broad range of basis weights from 23 lb. to 47 lb. and a variety of performance and specialty grades of corrugating medium.

*Filer City.* Our Filer City, Michigan mill is a semi-chemical corrugating medium mill. Its year-end 2011 annual estimated production capacity on three paper machines, as reported to the AF&PA is 438,000 tons. In 2011, we produced 438,000 tons of corrugating medium on three paper machines at Filer City. Filer City produces corrugating medium grades ranging in basis weight from 20 lb. to 47 lb.

### *Corrugated Products*

We operate 71 corrugated manufacturing operations, a technical and development center, six regional graphic design centers, a rotogravure printing operation and a complement of packaging supplies and distribution centers. Of the 71 manufacturing facilities, 41 operate as combining operations, commonly called corrugated plants, that manufacture corrugated sheets and finished corrugated containers. The remaining 30 manufacturing facilities, commonly called sheet plants, procure combined sheets (primarily produced at PCA's corrugated plants) and manufacture finished corrugated containers.

We have corrugated manufacturing operations in 26 states in the U.S., with no manufacturing facilities outside of the continental U.S. Each corrugated plant, for the most part, serves a market radius that typically averages 150 miles. Our sheet plants are generally located in close proximity to our larger corrugated plants, which enables us to offer additional services and converting capabilities such as small volume and quick turnaround items.

We produce a wide variety of products ranging from basic corrugated shipping containers to specialized packaging such as wax-coated boxes for the agriculture industry. We also have multi-color printing capabilities to make high-impact graphics boxes and displays that offer customers more attractive packaging.

### *Timberland*

We currently lease the cutting rights to approximately 88,000 acres of timberland located near our Counce, Tennessee and Valdosta, Georgia mills. Virtually all of the acres under cutting rights agreements are located within 100 miles of these two mills, which results in lower wood transportation costs and provides a secure source of wood fiber. These leased cutting rights agreements have terms with about 12 years remaining, on average.

During 1999 and 2000, PCA sold approximately 800,000 acres of timberland. We currently have in place supply agreements covering approximately 279,000 of the 800,000 acres sold. The majority of the acreage covered by supply agreements is located in close proximity to our Counce mill.

PCA participates in the Sustainable Forestry Initiative (SFI) and is certified under the SFI sourcing standards. These standards are aimed at ensuring the long-term health and conservation of forestry resources. PCA is committed to sourcing wood fiber through environmentally, socially and economically sustainable practices and promoting resource and conservation stewardship ethics.

## Sales and Marketing

Our corrugated products are sold through a direct sales and marketing organization. We have sales representatives and a sales manager at most of our corrugated manufacturing operations who serve local and regional accounts. We also have corporate account managers who serve large national accounts at multiple customer locations. Additionally, our graphic design centers maintain an on-site dedicated graphics sales force. In addition to direct sales and marketing personnel, we utilize new product development engineers and product graphics and design specialists. These individuals are located at both the corrugated plants and the graphic design centers. General marketing support is located at our corporate headquarters.

Our containerboard sales group is responsible for the sale of linerboard and corrugating medium to our corrugated plants, to other domestic customers and to the export market. This group handles order processing for all shipments of containerboard from our mills to our corrugated plants. These personnel also coordinate and execute all containerboard trade agreements with other containerboard manufacturers.

## Distribution

Containerboard produced in our mills is shipped by rail or truck. Rail shipments typically represent from about 50% to 55% of the tons shipped and the remaining 45% to 50% is comprised of truck shipments. Our individual mills do not own or maintain outside warehousing facilities.

Our corrugated products are delivered by truck due to our large number of customers and their demand for timely service. Our converting operations typically service customers within a 150 miles radius. We use third-party warehouses for short-term storage of corrugated products.

## Customers

PCA's corrugated products group sells to approximately 9,000 customers in over 17,000 locations. About two-thirds of our corrugated products customers are regional and local accounts, which are broadly diversified across industries and geographic locations. The remaining one-third of our customer base consists primarily of national accounts, or those customers with a national presence. These customers typically purchase corrugated products from several of our box plants throughout the United States.

## Major Raw Materials Used

*Fiber supply.* Fiber is the single largest cost in the manufacture of containerboard. PCA consumes both wood fiber and recycled fiber in its containerboard mills. We have no 100% recycled mills, or those mills whose fiber consumption consists solely of recycled fiber. To reduce our fiber costs, we have invested in processes and equipment to ensure a high degree of fiber flexibility. Our mill system has the capability to shift a portion of its fiber consumption between softwood, hardwood and recycled sources. All of our mills, other than our Valdosta mill, can utilize some recycled fiber in their containerboard production. Our ability to use various types of virgin and recycled fiber helps mitigate the impact of changes in the prices of various fibers. Our corrugated manufacturing operations generate recycled fiber as a by-product from the manufacturing process, which is sold to our mills directly or through trade agreements. During 2011, our containerboard mills consumed approximately 625,000 tons of recycled fiber, and our corrugated converting operations generated approximately 208,000 tons of recycled fiber. As a result, PCA was a net recycled fiber buyer of 417,000 tons, or 17% of PCA's total fiber requirements.

*Energy supply.* Energy at PCA's four mills is obtained through purchased or self-generated fuels and electricity. Fuel sources include coal, natural gas, oil, purchased wood waste and by-products of the containerboard manufacturing and pulping process, including black liquor and wood waste. Each of PCA's mills self-generate process steam requirements from by-products (black liquor and wood waste), as well as from the various purchased fuels. The process steam is used throughout the production process and also to generate electricity.

In 2011, PCA's four mills consumed about 41 million MMBTU's to produce both steam and electricity. Of the 41 million MMBTU's consumed, about 62% was from mill generated by-products, and 38% was from purchased fuels. Of the 38% in purchased fuels, 34% was from coal, 28% from purchased wood waste, and 33% from natural gas.

In 2011, our mills purchased approximately 9.0 million CkWh (hundred kilowatt hours) of electricity, or the equivalent of 3.1 million MMBTU's. Approximately 45% of the electricity consumed by our four mills in 2011 was generated on-site.

In 2011, PCA's corrugated products plants consumed about 2.1 million MMBTU's of natural gas.

In October 2009, PCA announced major energy optimization projects at the Counce and Valdosta linerboard mills, to significantly reduce fuel and electricity purchases at these mills and reduce fossil fuel consumption at these facilities. The projects were completed in the fourth quarter of 2011 and include a new recovery boiler and turbine generator at the Valdosta mill and a rebuild and upgrade of two existing recovery boilers and a new turbine generator at the Counce mill. We expect these projects to reduce our mill purchased fuels and electricity.

**Competition**

According to industry sources, corrugated products are produced by about 575 U.S. companies operating approximately 1,245 plants. Most corrugated products are manufactured to the customer's specifications. Corrugated producers generally sell within a 150-mile radius of their plants and compete with other corrugated producers in their local market. In fact, the Fibre Box Association tracks industry data by 47 distinct market regions.

The larger, multi-plant integrated companies may also solicit larger, multi-plant customers who purchase for all of their facilities on a consolidated basis. These customers are often referred to as national or corporate accounts.

Corrugated products businesses seek to differentiate themselves through pricing, quality, service, design and product innovation. We compete for both local and national account business, and we compete against producers of other types of packaging products. On a national level, our primary competitors include International Paper Company, Georgia-Pacific (owned by Koch Industries, Inc.) and Rock-Tenn Company. However, with our strategic focus on local and regional accounts, we also compete with the smaller, independent converters.

Our principal competitors with respect to sales of our containerboard produced but not consumed at our own corrugated products plants are a number of large, diversified paper companies, including International Paper Company, Georgia-Pacific and Rock-Tenn Company, as well as other regional manufacturers. Containerboard is generally considered a commodity-type product and can be purchased from numerous suppliers.

**Employees**

As of December 31, 2011, we had approximately 8,300 employees. Approximately 2,500 of these employees were salaried and approximately 5,800 were hourly. Approximately 75% of our hourly employees are represented by unions. The majority of our unionized employees are represented by the United Steel Workers (USW), the International Brotherhood of Teamsters (IBT) and the International Association of Machinists (IAM).

Based on an agreement reached with the USW in August 2008, the existing labor agreements at our containerboard mills covering USW-represented employees (88% of mill hourly workforce) were extended five years. With this extension, the USW contracts at our mills are currently set to expire between September 2013 and June 2015. Agreements with other union mill employees (12% of mill hourly workforce) expire between June 2012 and October 2014. Based on an agreement reached with the USW in April 2009, the labor agreement at 25 corrugated plants covering USW represented employees was extended up to five years. Contracts for unionized corrugated products plant employees expire between February 2012 and December 2017. We are currently in negotiations to renew or extend any union contracts that have recently expired or are expiring in the near future.

During 2011, we experienced no work stoppages and have experienced no instances of significant work stoppages in the five years prior to 2011. We believe we have satisfactory labor relations with our employees.

**Environmental Matters**

Compliance with environmental requirements is a significant factor in our business operations. We commit substantial resources to maintaining environmental compliance and managing environmental risk. We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. The most significant of these laws affecting us are:

1. Resource Conservation and Recovery Act (RCRA)
2. Clean Water Act (CWA)

3. Clean Air Act (CAA)
4. The Emergency Planning and Community Right-to-Know-Act (EPCRA)
5. Toxic Substance Control Act (TSCA)
6. Safe Drinking Water Act (SDWA)

We believe that we are currently in material compliance with these and all applicable environmental rules and regulations. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with these and other environmental laws. For the years ended December 31, 2011, 2010 and 2009, we spent approximately $26.0 million, $24.6 million and $26.4 million, respectively, to comply with the requirements of these and other environmental laws. Additionally, total capital costs for environmental matters were $2.8 million, $1.1 million and $0.4 million for 2011, 2010 and 2009, respectively. We currently estimate 2012 environmental capital expenditures will be $1.0 million. We work diligently to anticipate and budget for the impact of applicable environmental regulations, and do not currently expect that future environmental compliance obligations will materially affect our business or financial condition.

In 2004, the U.S. Environmental Protection Agency (the "EPA") published the Boiler MACT regulations, establishing air emissions standards and certain other requirements for industrial boilers. These regulations were vacated and remanded by the U.S. Court of Appeals for the D.C. Circuit in 2007. The EPA proposed final regulations in March 2011, which would require compliance in 2014. During 2011, the EPA determined that it would reconsider certain provisions of the Boiler MACT regulations and, in December 2011, the EPA published proposed rules containing changes to the March 2011 rules. The EPA may make further changes to the proposed rules. PCA is currently assessing the impact of these regulations on its operations which could require significant modifications to certain of PCA's boilers. Due to the complexity of these regulations, and the potential for additional future regulatory or judicial modification to these regulations, the timing and amount of expenditures to be made by PCA are uncertain, but could be significant during the period before compliance is required.

As is the case with any industrial operation, we have in the past incurred costs associated with the remediation of soil or groundwater contamination. From 1994 through 2011, remediation costs at our mills and converting plants totaled approximately $3.2 million. We do not believe that any ongoing remedial projects are material in nature. As of December 31, 2011, we maintained an environmental reserve of $10.5 million, which includes funds relating to on-site landfill and surface impoundments as well as ongoing and anticipated remedial projects. Of the $10.5 million reserve, $5.1 million is reserved for our landfill obligations, which are accounted for in accordance with Accounting Standards Codification ("ASC") 410, "Asset Retirement and Environmental Obligations." We believe these reserves are adequate.

We could also incur environmental liabilities as a result of claims by third parties for civil damages, including liability for personal injury or property damage, arising from releases of hazardous substances or contamination. We are not aware of any material claims of this type currently pending against us.

On April 12, 1999, Pactiv Corporation, formerly known as Tenneco Packaging Inc., a wholly owned subsidiary of Tenneco Inc., sold its containerboard and corrugated products business to PCA, an entity formed by Madison Dearborn Partners, LLC, a private equity investment firm. As a part of the April 12, 1999 transaction, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing offsite waste disposal. Pactiv also retained environmental liability for a closed landfill located near the Filer City mill.

As of the date of this filing, we believe that it is not reasonably possible that future environmental expenditures above the $10.5 million accrued as of December 31, 2011 will have a material impact on our financial condition and results of operations.

While legislation regarding the regulation of greenhouse gas emissions has been proposed at the federal level, it is uncertain whether such legislation will be passed and, if so, what the breadth and scope of such legislation will be. The result of the regulation of greenhouse gas emissions could be an increase in our future environmental compliance costs, through caps, taxes or additional capital expenditures to modify facilities, which may be material. However, climate change legislation and the resulting future energy policy could also provide us with opportunities if the use of renewable energy is encouraged. We currently generate a significant portion of our power requirements for our mills using bark, black liquor and biomass as fuel, which are derived from renewable resources. Our recently-completed major energy projects at the Counce and Valdosta linerboard mills are expected to significantly reduce the use of fossil fuels at those facilities, while providing more efficient power generation at those facilities. While we believe we are well-positioned to take advantage of any renewable energy incentives, it is uncertain what the ultimate costs and opportunities of any climate change legislation will be and how our business and industry will be affected.

### Available Information

PCA's internet website address is *www.packagingcorp.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. In addition, our Code of Ethics may be accessed in the Investor Relations section of PCA's website. PCA's website and the information contained or incorporated therein are not intended to be incorporated into this report.

### Financial Information About Segments

We operate as one segment and our revenues are generated primarily in one geographic segment. See "Segment Information" of Note 2 — Summary of Significant Accounting Policies contained in the "Notes to Consolidated Financial Statements."

### Item 1A. *RISK FACTORS*

Some of the statements in this report and, in particular, statements found in Management's Discussion and Analysis of Financial Condition and Results of Operations, that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our expectations regarding our future earnings and financial condition. These statements are often identified by the words "will," "should," "anticipate," "believe," "expect," "intend," "estimate," "hope," or similar expressions. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. These factors, risks and uncertainties include, but are not limited to, the factors described below.

Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations or financial condition. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

## Industry Risks

***Industry Cyclicality — Imbalances of supply and demand for containerboard could affect the price at which we can sell containerboard and corrugated products, and as a result, could result in lower selling prices and earnings.***

The price of containerboard could fall if the supply of containerboard available for sale in the market exceeds the demand. The demand for containerboard is driven by market needs for containerboard in the United States and abroad to manufacture corrugated shipping containers. Market needs or demand are driven by both global and U.S. business conditions. If supply exceeds demand, prices for containerboard and corrugated products could decline, resulting in decreased earnings and cash generated from operations.

***Competition — The intensity of competition in the containerboard and corrugated packaging industry could result in downward pressure on pricing and volume, which could lower earnings and cash generated from operations.***

The containerboard and corrugated products industry is highly competitive, with no single containerboard or corrugated packaging producer having a dominant position. Containerboard cannot generally be differentiated by producer, which tends to intensify price competition. The corrugated packaging industry is also sensitive to changes in economic conditions, as well as other factors including innovation, design, quality and service. To the extent that one or more competitors are more successful with respect to any key competitive factor, our business could be adversely affected. Our products also compete, to some extent, with various other packaging materials, including products made of paper, plastics, wood and various types of metal. The intensity of competition could lead to a reduction in our market share as well as lower sales prices for our products, both of which could reduce our earnings and cash flow.

## Company Risks

***Cost of Fiber — An increase in the cost of fiber could increase our manufacturing costs and lower our earnings.***

PCA has supply agreements at market prices for wood fiber to be consumed at our Counce, Tennessee and Valdosta, Georgia mills on approximately 279,000 acres of timberland. In addition to these supply agreements, PCA also secures wood fiber from various other sources at market prices.

PCA purchases recycled fiber for use at three of its four containerboard mills. PCA currently purchases, net of recycled fiber generated at its box plants, approximately 400,000 to 450,000 tons of recycled fiber per year. The amount of recycled fiber purchased each year depends on the prices of both recycled fiber and wood fiber as the company attempts to minimize total fiber costs.

The market price of wood fiber varies based upon availability and source. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber, on a global basis, has caused an occasional tightening in the supply of recycled fiber. These periods of supply and demand imbalance have tended to create significant price volatility. Periods of above average fiber costs and unusual price volatility have occurred in the past and may occur again in the future, which could result in lower or volatile earnings.

***Cost of Purchased Energy and Chemicals — An increase in the cost of purchased energy and chemicals could lead to higher manufacturing costs, resulting in reduced earnings.***

PCA has the capability to use various types of purchased fuels in its manufacturing operations, including coal, bark, natural gas and oil. Energy prices, in particular prices for oil and natural gas, have fluctuated dramatically in the past. In addition, costs for key chemicals used in our manufacturing have risen. These fluctuations impact our manufacturing costs and result in earnings volatility. If energy and chemical prices rise, our production costs and transportation costs will increase, which will lead to higher manufacturing costs and reduced earnings.

***Material Disruption of Manufacturing — A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our results of operation and financial condition.***

Our business depends on continuous operation of our facilities, particularly at our mills. Any of our manufacturing facilities, or any of our machines within such facilities, could cease operations unexpectedly for a long period of time due to a number of events, including unscheduled maintenance outages; prolonged power failures; an equipment failure; fire; explosion of a boiler; labor difficulties; natural catastrophes; terrorism; governmental regulations; and other operational problems. These events could cause us to be unable to service our customers or lead to higher costs and reduced earnings.

***Environmental Matters — PCA may incur significant environmental liabilities with respect to both past and future operations.***

We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. See Item 1. "Business — Environmental Matters" for certain estimates of expenditures we expect to make for environmental compliance in the next few years. In addition, environmental regulations may increase the cost of our raw materials and purchased energy. Although we have established reserves to provide for known environmental liabilities as of the date of this filing, these reserves may change over time due to the enactment of new environmental laws or regulations or changes in existing laws or regulations, which might require additional significant environmental expenditures.

**Investment Risks**

***Market Price of our Common Stock — The market price of our common stock may be volatile, which could cause the value of your investment to decline.***

Securities markets worldwide periodically experience significant price declines and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly.

**General Risks**

***Economic Conditions — Our earnings and cash generated from operations could be significantly lower if a severe downturn in the U.S. economy occurs again.***

Our operations and financial performance are directly impacted by changes in the U.S. economy, and to a lesser extent, by global economic conditions. The significant downturn in the U.S. economy impacted our industry and PCA in late 2008 and continued into 2009, lowering the demand for our products and our mill production. This lower demand and production reduced our revenues, increased our unit production costs, and lowered our earnings and our cash generated from operations during those periods. Demand for our products and PCA's mill production improved during 2010 and continued to improve in 2011. It is unknown whether economic conditions will again deteriorate or continue to improve. In the event that economic conditions deteriorate, our operating and financial performance will be adversely impacted. Lower earnings and reduced cash flow could impact our ability to fund operations, capital requirements, and common stock dividend payments, and another prolonged and severe downturn could possibly impact our ability to comply with our debt covenants.

### Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

### Item 2. *PROPERTIES*

The table below provides a summary of our containerboard mills, the principal products produced and each mill's year-end 2011 annual practical maximum capacity based upon all of our paper machines' production capabilities, as reported to the AF&PA:

| Location | Function | Capacity (tons) |
|---|---|---|
| Counce, TN | Kraft linerboard mill | 1,043,000 |
| Valdosta, GA | Kraft linerboard mill | 556,000 |
| Tomahawk, WI | Semi-chemical medium mill | 538,000 |
| Filer City, MI | Semi-chemical medium mill | 438,000 |
| Total | | 2,575,000 |

We currently own our four containerboard mills and 44 of our corrugated manufacturing operations (37 corrugated plants and seven sheet plants). We also own one warehouse and miscellaneous other property, which includes sales offices and woodlands management offices. These sales offices and woodlands management offices generally have one to four employees and serve as administrative offices. PCA leases the space for four corrugated plants, 23 sheet plants, six regional design centers, and numerous other distribution centers, warehouses and facilities. The equipment in these leased facilities is, in virtually all cases, owned by PCA, except for forklifts and other rolling stock which are generally leased.

We lease the cutting rights to approximately 88,000 acres of timberland located near our Valdosta mill (77,000 acres) and our Counce mill (11,000 acres). On average, these cutting rights agreements have terms with approximately 12 years remaining.

Our corporate headquarters is located in Lake Forest, Illinois. The headquarters facility is leased for the next ten years with provisions for two additional five year lease extensions.

### Item 3. *LEGAL PROCEEDINGS*

During September and October 2010, PCA and eight other U.S. and Canadian containerboard producers were named as defendants in five purported class action lawsuits filed in the United States District Court for the Northern District of Illinois, alleging violations of the Sherman Act. The lawsuits have been consolidated in a single complaint under the caption *Kleen Products LLC v Packaging Corp. of America et al.* The consolidated complaint alleges that the defendants conspired to limit the supply of containerboard, and that the purpose and effect of the alleged conspiracy was to artificially increase prices of containerboard products during the period from August 2005 to the time of filing of the complaints. The complaint was filed as a purported class action suit on behalf of all purchasers of containerboard products during such period. The complaint seeks treble damages and costs, including attorney's fees. The defendants' motions to dismiss the complaint were denied by the court in April 2011. PCA believes the allegations are without merit and will defend this lawsuit vigorously. However, as the lawsuit is in the early stages of discovery, PCA is unable to predict the ultimate outcome or estimate a range of reasonably possible losses.

PCA is a party to various other legal actions arising in the ordinary course of our business. These legal actions cover a broad variety of claims spanning our entire business. As of the date of this filing, we believe it is not reasonably possible that the resolution of these legal actions will, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

## Item 4. *MINE SAFETY DISCLOSURES*

None.

## Item 4.1 *EXECUTIVE OFFICERS OF THE REGISTRANT*

Brief statements setting forth the age at February 21, 2012, the principal occupation, employment during the past five years, the year in which such person first became an officer of PCA, and other information concerning each of our executive officers appears below.

*Paul T. Stecko* is 67 years old and has served as Executive Chairman of PCA since July 2010. He served as Chief Executive Officer from January 1999 through June 2010 and has been Chairman of PCA's Board of Directors since March 1999. From November 1998 to April 1999, Mr. Stecko served as President and Chief Operating Officer of Tenneco Inc. From January 1997 to November 1998, Mr. Stecko served as Chief Operating Officer of Tenneco. From December 1993 through January 1997, Mr. Stecko served as President and Chief Executive Officer of Tenneco Packaging Inc. Prior to joining Tenneco Packaging, Mr. Stecko spent 16 years with International Paper Company. Mr. Stecko is a member of the board of directors of Tenneco Inc., Smurfit Kappa Group Limited and State Farm Mutual Insurance Company.

*Mark W. Kowlzan* is 56 years old and has served as Chief Executive Officer and a director of PCA since July 2010. From 1998 through June 2010, Mr. Kowlzan led the company's containerboard mill system, first as Vice President and General Manager and then as Senior Vice President — Containerboard. From 1996 through 1998, Mr. Kowlzan served in various senior mill-related operating positions with PCA and Tenneco Packaging, including as manager of the Counce linerboard mill. Prior to joining Tenneco Packaging, Mr. Kowlzan spent 15 years at International Paper Company, where he held a series of operational and managerial positions within its mill organization. Mr. Kowlzan is a member of the board of American Forest and Paper Association.

*Thomas A. Hassfurther* is 56 years old and has served as Executive Vice President — Corrugated Products of PCA since September 2009. From February 2005 to September 2009, Mr. Hassfurther served as Senior Vice President — Sales and Marketing, Corrugated Products. Prior to this he held various senior-level management and sales positions at PCA and Tenneco Packaging. Mr. Hassfurther joined the company in 1977.

*Richard B. West* is 59 years old and has served as Chief Financial Officer of PCA since March 1999 and as Senior Vice President since March 2002. From April 1999 to June 2007, Mr. West also served as Corporate Secretary. From 1995 through April 1999, Mr. West served in various senior financial positions with PCA and Tenneco Packaging. Prior to joining Tenneco Packaging, Mr. West spent 20 years with International Paper Company in various financial positions.

*Thomas W.H. Walton* is 52 years old and has served as Senior Vice President — Sales and Marketing, Corrugated Products since October 2009. Prior to this, he served as a Vice President and Area General Manager within the Corrugated Products Group since 1998. Mr. Walton joined the company in 1981 and has also held plant positions in production, sales and general management.

*Stephen T. Calhoun* is 66 years old and has served as Vice President — Human Resources of PCA since November 2002. Prior to this, he served in a variety of human resource positions at both the operational and corporate level. Prior to joining the company in 1989, Mr. Calhoun spent 15 years with American Can Company where he held several human resources and manufacturing positions.

*Charles J. Carter* is 52 years old and has served as Vice President — Containerboard Mill Operations since January 2011. From March 2010 to January 2011, Mr. Carter served as PCA's Director of Papermaking Technology. Prior to joining PCA in 2010, Mr. Carter spent 28 years with various pulp and paper companies in managerial and technical positions of increasing responsibility, most recently as Vice President and General Manager of the Calhoun, Tennessee mill of Abitibi Bowater from 2007 to 2010 and as manager of SP Newsprint's Dublin, Georgia mill from 1999 to 2007.

## PART II

**Item 5.** ***MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

### Market Information

PCA's common stock is listed on the New York Stock Exchange under the symbol "PKG". The following table sets forth the high and low sale prices and dividends as reported by the New York Stock Exchange during the last two years.

| | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| | Sales Price | | | Sales Price | | |
| Quarter Ended | High | Low | Dividends Declared | High | Low | Dividends Declared |
| March 31 | $30.69 | $25.96 | $0.20 | $25.83 | $20.63 | $0.15 |
| June 30 | 29.88 | 26.26 | 0.20 | 26.48 | 20.00 | 0.15 |
| September 30 | 29.19 | 21.05 | 0.20 | 25.50 | 21.19 | 0.15 |
| December 31 | 27.16 | 21.75 | 0.20 | 27.08 | 22.68 | 0.15 |

### Stockholders

As of February 17, 2012, there were 89 holders of record of our common stock.

### Dividend Policy

PCA expects to continue to pay regular cash dividends, although there is no assurance as to the timing or level of future dividend payments because they depend on future earnings, capital requirements and financial condition.

On February 22, 2011, PCA announced an increase in its quarterly cash dividend on its company stock from an annual payout of $0.60 per share to $0.80 per share. The first quarterly dividend of $0.20 per share was paid to shareholders on April 15, 2011.

### Sales of Unregistered Securities

No equity securities of PCA were sold by PCA during fiscal year 2011 which were not registered under the Securities Act of 1933.

### Purchases of Equity Securities

***Stock Repurchase Programs***

On October 17, 2007, PCA announced that its Board of Directors authorized a $150.0 million common stock repurchase program, which it completed during the second quarter of 2011. Through June 30, 2011, the Company repurchased 6,422,587 shares of common stock, with 863,466 shares repurchased for $24.1 million, or an average of $27.94 per share, during 2011. All shares repurchased under this authorization were retired prior to June 30, 2011.

On February 22, 2011, PCA announced that its Board of Directors had authorized the repurchase of an additional $100.0 million of the Company's outstanding common stock. Through December 31, 2011, the Company repurchased 3,960,555 shares of common stock for $99.0 million, or an average of $24.99 per share. All but 2,355 shares repurchased were retired prior to December 31, 2011. As of December 31, 2011, $1.0 million of the $100.0 million authorization remained available for repurchase of the Company's common stock.

On December 14, 2011, PCA announced that its Board of Directors had authorized the repurchase of an additional $150.0 million of its common stock. The full amount of the authorization remained available for repurchase of PCA's common stock at December 31, 2011.

The following table summarizes the Company's stock repurchases in the fourth quarter of 2011:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that may yet be Purchased Under the Plan or Program |
|---|---|---|---|---|
| | | | | (In Thousands) |
| October 1, 2011 to October 31, 2011 | 125,621 | $25.69 | 125,621 | $ 29,421 |
| November 1, 2011 to November 30, 2011 | 717,639 | 24.98 | 717,639 | 11,494 |
| December 1, 2011 to December 31, 2011 | 427,355 | 24.45 | 427,355 | 151,046* |
| Total | 1,270,615 | $24.87 | 1,270,615 | $151,046* |

* Announced additional $150.0 million authorization on December 14, 2011.

Of the 1,270,615 shares purchased during the fourth quarter of 2011, 2,355 shares were held in treasury as of December 31, 2011. These shares were subsequently retired in January 2012.

## Performance Graph

The graph below compares PCA's cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index; the S&P Midcap 400 index; and a Peer Group that includes five publicly-traded companies, which are International Paper Company, Smurfit-Stone Container Corporation, Temple Inland Inc., Rock-Tenn Company and Boise Inc. Beginning in 2011, Smurfit-Stone Container Corporation is not included in the peer group as it was acquired in 2011 by Rock-Tenn Company. The graph tracks the performance of a $100 investment in our common stock, in each index, and in the peer group (including the reinvestment of all dividends) from December 31, 2006 through December 31, 2011. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
**Among Packaging Corporation of America, the S&P 500 Index, the S&P Midcap 400 Index, and a Peer Group**


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Packaging Corporation of America
S&P 500
S&P Midcap 400
Peer Group

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.



| | Cumulative Total Return | | | | | |
|---|---|---|---|---|---|---|
| | 12/06 | 12/07 | 12/08 | 12/09 | 12/10 | 12/11 |
| Packaging Corporation of America | 100.00 | 132.85 | 67.45 | 119.65 | 137.73 | 138.65 |
| S&P 500 | 100.00 | 105.49 | 66.46 | 84.05 | 96.71 | 98.75 |
| S&P Midcap 400 | 100.00 | 107.98 | 68.86 | 94.60 | 119.80 | 117.72 |
| Peer Group | 100.00 | 101.75 | 41.46 | 99.87 | 105.33 | 107.89 |

The information in the graph and table above is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any of PCA's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Annual Report on Form 10-K, except to the extent that PCA specifically incorporates such information by reference.

## Item 6. *SELECTED FINANCIAL DATA*

The following table sets forth the selected historical financial data of PCA. The information contained in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of PCA, including the notes thereto, contained elsewhere in this report.

| | For The Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (In thousands, except per share data) | | | | |
| **Statement of Income Data:** | | | | | |
| Net sales | $2,620,111 | $2,435,606 | $2,147,589 | $2,360,493 | $2,316,006 |
| Net income | 158,027 | 205,435 | 265,895 | 135,609 | 170,066 |
| Net income per common share: | | | | | |
| — basic | 1.59 | 2.02 | 2.62 | 1.32 | 1.63 |
| — diluted | 1.57 | 2.00 | 2.60 | 1.31 | 1.61 |
| Weighted average common shares outstanding: | | | | | |
| — basic | 99,281 | 101,678 | 101,577 | 102,753 | 104,483 |
| — diluted | 100,376 | 102,608 | 102,358 | 103,593 | 105,459 |
| Cash dividends declared per common share | 0.80 | 0.60 | 0.60 | 1.20 | 1.05 |
| **Balance Sheet Data:** | | | | | |
| Total assets | $2,412,499 | $2,225,910 | $2,152,840 | $1,939,741 | $2,035,857 |
| Total debt obligations(1) | 830,280 | 680,601 | 680,878 | 681,135 | 677,248 |
| Stockholders' equity | 928,910 | 1,009,001 | 898,845 | 683,949 | 760,861 |

(1) Total debt obligations include long-term debt, capital lease obligations, short-term debt and current maturities of long-term debt and capital lease obligations.

## Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion of historical results of operations and financial condition should be read in conjunction with the audited financial statements and the notes thereto which appear elsewhere in this report.

### Overview

PCA is the fourth largest producer of containerboard and corrugated products in the United States, based on production capacity. We operate four containerboard mills and 71 corrugated products manufacturing plants throughout the United States. Approximately 80% of the containerboard tons produced at our mills are consumed in our corrugated products manufacturing plants. The remaining 20% is sold to domestic customers or the export market. We produce a wide variety of corrugated products ranging from basic corrugated shipping containers to specialized packaging such as wax-coated boxes for the agriculture industry. We also have multi-color printing capabilities to make high-impact graphics boxes and displays that offer our customers more attractive packaging.

In analyzing our operating performance, we focus on the following factors that affect our business and are important to consider when reviewing our financial and operating results:

- containerboard and corrugated products demand;
- corrugated products and containerboard pricing and mix;

- cost trends and volatility for our major costs, including wood and recycled fiber, purchased fuels, electricity, labor and fringe benefits and transportation costs; and
- cash flow from operations and capital expenditures.

Historically, supply and demand, as well as industry-wide inventory levels, have influenced prices of containerboard and corrugated products. In addition to U.S. shipments, approximately 10% of domestically produced containerboard has been exported for use in other countries.

The market for containerboard and corrugated products is generally subject to changes in the U.S. economy. The U.S. economy grew at a slower rate in 2011 than it did in 2010 as real GDP increased 1.7% in 2011 compared to a 3.0% increase in 2010 as reported by the U. S. Department of Commerce. Industry-wide corrugated products shipments increased 0.5% in 2011 compared to 2010 and containerboard production was 0.3% higher than in 2010 as reported by industry trade publications. PCA experienced improvement in demand that exceeded the industry average, and for the year, our corrugated products shipments were up 5.0% compared to 2010, and containerboard production increased from 2,443,000 tons to 2,499,000 tons, or up 2.3% setting a new record for annual production. Industry containerboard inventories at the end of December 2011 were 2.35 million tons, more than 65,000 tons below the ten-year average for year-ending levels.

Average prices for containerboard and corrugated products were higher during 2011 compared to 2010, reflecting a full year of the two published price increases that occurred in 2010. During 2011 the published price in industry trade publications for containerboard did not change.

Increased pricing and improved demand favorably impacted PCA's 2011 earnings compared to 2010. However, they were offset by higher costs for transportation, chemicals, fiber, labor and other input items. Published recycled fiber costs in 2011 increased, on average, approximately 20% compared to 2010. At the end of 2011, published recycled fiber prices did decline and entered 2012 below the 2011 average price. Wood fiber costs in 2011 were essentially unchanged from 2010 levels as weather conditions in the U.S. South were favorable for access to wood fiber. Transportation costs increased 9% from prior year levels as average diesel prices, as reported by the U.S. Department of Energy, increased 28% from the 2010 average price. Labor related costs increased reflecting annual merit increases and increased costs for medical insurance and workers' compensation. Our prices paid for purchased fuels and electricity each averaged approximately 5% higher for 2011 compared to the 2010 average.

As disclosed in Note 16 to the consolidated financial statements, PCA is a producer of black liquor, which is considered an alternative fuel when mixed with diesel, making the black liquor an alternative fuel eligible for a $0.50 per gallon refundable alternative fuel mixture tax credit through December 31, 2009. In an IRS memorandum released during the second quarter of 2010, the IRS concluded that black liquor also qualifies for the taxable cellulosic biofuel producer credit of $1.01 per gallon of biofuel produced in 2009. In a subsequent memorandum, the IRS concluded that a black liquor producer may claim the alternative fuel mixture credit and the cellulosic biofuel producer credit in the same taxable year for different volumes of black liquor (the same gallon of fuel cannot receive both credits, but different gallons of fuel can be claimed as either the alternative fuel mixture credit or the cellulosic biofuel producer credit). PCA received the required cellulosic biofuel producer registration code in September 2010.

Prior to the IRS's memoranda and guidance regarding the cellulosic biofuel producer credits, PCA had recorded all tax credits resulting from black liquor production before December 31, 2009 as alternative fuel mixture tax credits, resulting in $171.3 million in income in 2009 and an additional $9.2 million in the first quarter of 2010. Based upon both IRS memoranda and the 2010 guidance regarding the cellulosic biofuel producer credit, PCA analyzed the additional potential benefits from claiming the cellulosic biofuel producer credit for 2009 instead of the alternative fuel mixture credit, or claiming a combination of the two credits for 2009. For the gallons of alternative fuels produced in 2009, PCA claimed about two-thirds of the gallons as cellulosic biofuel producer credits and about one-third of the gallons as alternative fuel mixture credits, resulting in additional income of $38.5 million in 2010 and a reserve for uncertain tax positions of $102.0 million. This reserve relates to uncertainty concerning the proprietary biofuel process at the Company's Filer City corrugating medium mill. Due to the unique and proprietary nature of the Filer City mill process, IRS guidelines do not specifically address the process and uncertainty exists. As a result, the Company recorded a $102.0 million reserve for uncertain tax positions under ASC 740, "Income Taxes." As of December 31, 2011, including the $102.0 million recorded as an uncertain tax position under ASC 740, PCA had as much as $167.5 million of tax credits to be used to offset future tax payments. The cellulosic biofuel producer credit is a taxable credit. However, the laws governing the taxability of the alternative fuel mixture credit are not completely defined. The IRS has not issued definitive guidance regarding such taxability. PCA believes that the manner in which the credit was claimed will not subject the Company to federal or state income taxes on such benefits. If it is determined that any of the alternative fuel mixture credits are subject to taxation, PCA will be required to pay those taxes and take a corresponding charge to its net income. During the first quarter of 2011, the Company received notification that the IRS will begin its review of the cellulosic biofuel producer tax credits claimed in the 2009 federal income tax return, and such review is under way.

On February 3, 2012, PCA amended its 2009 tax return to reflect a change in claimed gallons between the alternative fuel mixture credits and the cellulosic biofuel producer credits. This change is expected to result in a first quarter 2012 non-cash, after-tax charge of $23 million.

Excluding charges of $4.8 million, or $0.05 per share, for asset disposals related to major energy projects and income of $1.0 million, or $0.01 per share, for an adjustment related to medical benefits reserves, we earned net income of $161.8 million ($1.61 per diluted share) for the full year of 2011. This compares with $166.3 million ($1.62 per diluted share) for the comparable period in 2010, excluding the income impact of the tax credits noted above of $47.7 million ($0.46 per share) and charges of $8.6 million ($0.08 per diluted share) for asset disposals related to major energy projects and other assets no longer in service and facility closure costs. Management excludes the above items and uses these measures to focus on PCA's on-going operations and assess its operating performance and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results. Reconciliations to the most comparable measure reported in accordance with GAAP are included elsewhere in Item 7 under "Reconciliations of Non-GAAP Financial Measures to Reported Amounts."

In the first quarter of 2012, our corrugated products shipments should be higher with four additional workdays compared to the fourth quarter of 2011, and we also expect a full quarter's earnings benefit from our major energy projects. We expect normal first quarter cost increases from colder weather, annual maintenance outages at our Counce and Valdosta mills, timing related employee benefits, a higher tax rate and pension expense. Average export containerboard prices are expected to be lower reflecting the full impact of fourth quarter price changes. Considering all of these items we expect first quarter earnings, excluding special items (including the non-cash charge described above), to be approximately equal to reported earnings of $0.40 per diluted share for the fourth quarter of 2011.

## Results of Operations

***Year Ended December 31, 2011 Compared to Year Ended December 31, 2010***

The historical results of operations of PCA for the years ended December 31, 2011 and 2010 are set forth below:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | Change |
| | | (In millions) | |
| Net sales | $2,620.1 | $2,435.6 | $ 184.5 |
| Income from operations | $ 272.7 | $ 185.4 | $ 87.3 |
| Interest expense, net | (29.2) | (32.3) | 3.1 |
| Income before taxes | 243.5 | 153.1 | 90.4 |
| (Provision) benefit for income taxes | (85.5) | 52.3 | (137.8) |
| Net income | $ 158.0 | $ 205.4 | $ (47.4) |

### *Net Sales*

Net sales increased by $184.5 million, or 7.6%, for the year ended December 31, 2011 from the year ended December 31, 2010. Net sales increased primarily as a result of increased sales volumes of corrugated products and containerboard ($122.6 million) and higher sales prices of corrugated products and containerboard ($61.9 million).

Total corrugated products volume sold increased 5.0% to 32.5 billion square feet in 2011 compared to 31.0 billion square feet in 2010. On a comparable shipment-per-workday basis, corrugated products sales volume also increased 5.0% in 2011 versus 2010. Shipments-per-workday is calculated by dividing our total corrugated products volume during the year by the number of workdays within the year. Both 2011 and 2010 contained 251 workdays, those days not falling on a weekend or holiday. Containerboard sales volume to external domestic and export customers increased 1.2% to 513,000 tons for the year ended December 31, 2011 from 507,000 tons in 2010.

### *Income from Operations*

Income from operations increased by $87.3 million, or 47.1%, for the year ended December 31, 2011 compared to 2010. As noted in Note 16 to the consolidated financial statements, PCA received the cellulosic biofuel producer registration in September 2010. As a result, our 2010 income from operations was reduced primarily due to reversing a portion of our 2009 alternative fuel mixture credits out of income from operations ($96.0 million) in order to claim cellulosic biofuel credits which were recorded in the provision for income taxes ($135.5 million) in 2010. In addition, income from operations included alternative fuel mixture credits in the amount of $9.2 million in 2010. Excluding special items (as detailed below under "Reconciliations of Non-GAAP Financial Measures to Reported Amounts"), income from operations decreased $6.8 million for full year 2011. This decrease was primarily attributable to increased costs for transportation ($20.5 million), chemicals ($16.7 million), labor ($13.4 million), recycled fiber ($10.0 million), medical and workers' compensation ($8.9 million), depreciation ($8.1 million), energy ($4.8 million), the impact of severe winter weather in first quarter 2011 ($3.5 million), legal services ($2.3 million), travel, entertainment and meetings ($1.9 million), warehousing requirements ($1.7 million), building repairs ($1.5 million), environmental expenses ($1.4 million) and other fringe benefits ($1.2 million). These increases were partially offset by increased sales prices of corrugated products and containerboard ($61.9 million) and higher sales volume ($29.4 million).

Gross profit increased $9.7 million, or 1.8%, for the year ended December 31, 2011 from the year ended December 31, 2010. Gross profit as a percentage of net sales decreased from 21.9% of net sales in the year ended December 31, 2010 to 20.7% of net sales in the year ended December 31, 2011 primarily due to cost increases on a per unit basis described above.

Selling and administrative expenses increased $11.5 million, or 6.3%, for the year ended December 31, 2011 from the year ended December 31, 2010, primarily as a result of increased salary expense ($4.3 million) reflecting annual merit increases, fringe benefits ($1.3 million), warehouse costs related to customer requirements ($1.7 million), travel and meeting costs ($1.6 million) and other increased costs which were individually insignificant.

Corporate overhead for the year ended December 31, 2011 increased $6.4 million, or 11.1%, from the year ended December 31, 2010. The increase was primarily attributable to increased salary and fringe benefit expenses ($4.0 million) and increased costs for professional services related to legal matters ($2.3 million).

Other expense, net, decreased $9.2 million, or 46.3% for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease was primarily due to closure costs at two facilities ($4.2 million) and costs related to the write-off of paper machine assets at Tomahawk ($2.8 million) in 2010 in addition to reduced fixed asset disposal costs ($1.6 million).

***Interest Expense, Net and Income Taxes***

Net interest expense decreased by $3.1 million, or 9.6%, for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily as a result of higher capitalized interest ($2.2 million) related to the Counce and Valdosta major energy optimization projects during the year ended December 31, 2011 compared to the same period in 2010.

PCA's effective tax rate was 35.1% for the year ended December 31, 2011 and (34.2)% for the year ended December 31, 2010 due to the impact of recording the alternative fuel mixture tax credits in 2010. Excluding the impact of the tax credits, the 2010 effective tax rate would have been 34.5% for the year ended December 31, 2010. The effective tax rate varies from the U.S. federal statutory tax rate of 35.0% principally due to the impact of the alternative fuel mixture tax credits (in 2010), state and local income taxes and the domestic manufacturers' deduction. PCA had no material changes to its uncertain tax positions under ASC 740, "Income Taxes," during 2011. In March 2011, the Company was notified by the Internal Revenue Service that it will begin its review of the 2008 and 2009 federal tax returns in the second quarter of 2011. This review is under way.

## Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The historical results of operations of PCA for the years ended December 31, 2010 and 2009 are set forth below:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | Change |
| | (In millions) | | |
| Net sales | $2,435.6 | $2,147.6 | $ 288.0 |
| Income from operations | $ 185.4 | $ 352.5 | $(167.1) |
| Interest expense, net | (32.3) | (35.5) | 3.2 |
| Income before taxes | 153.1 | 317.0 | (163.9) |
| Benefit (provision) for income taxes | 52.3 | (51.1) | 103.4 |
| Net income | $ 205.4 | $ 265.9 | $ (60.5) |

### *Net Sales*

Net sales increased by $288.0 million, or 13.4%, for the year ended December 31, 2010 from the year ended December 31, 2009. Net sales increased primarily as a result of increased sales volumes of corrugated products and containerboard ($176.7 million) and higher sales prices of corrugated products and containerboard ($111.3 million).

Total corrugated products volume sold increased 7.2% to 31.0 billion square feet in 2010 compared to 28.9 billion square feet in 2009. On a comparable shipment-per-workday basis, corrugated products sales volume increased 6.8% in 2010 from 2009. Shipments-per-workday is calculated by dividing our total corrugated products volume during the year by the number of workdays within the year. The larger percentage increase, on a total shipments basis, was due to the fact that 2010 had one more workday (251 days), those days not falling on a weekend or holiday, than 2009 (250 days). Containerboard sales volume to external domestic and export customers increased 17.6% to 507,000 tons for the year ended December 31, 2010 from 431,000 tons in 2009.

### *Income from Operations*

Income from operations decreased by $167.1 million, or 47.4%, for the year ended December 31, 2010 compared to 2009. As noted in Note 16 to the consolidated financial statements, PCA received the cellulosic biofuel producer registration in September 2010. As a result, our 2010 income from operations was reduced primarily due to reversing a portion of our 2009 alternative fuel mixture credits out of income from operations ($96.0 million) in order to claim cellulosic biofuel credits which were recorded in the provision for income taxes ($135.5 million) in 2010. In addition, income from operations included alternative fuel mixture credits in the amounts of $168.4 million and $9.2 million, respectively, in 2009 and 2010. Excluding special items (as detailed below under "Reconciliations of Non-GAAP Financial Measures to Reported Amounts"), income from operations increased $99.4 million for full year 2010. This increase was primarily attributable to increased sales prices of corrugated products and containerboard ($111.3 million), higher sales volume ($58.4 million) partially offset by increased costs for fiber ($47.8 million), transportation ($10.6 million), labor and fringe benefits ($7.8 million) and maintenance and building repairs ($7.3 million).

Gross profit increased $105.6 million, or 24.8%, for the year ended December 31, 2010 from the year ended December 31, 2009. Gross profit as a percentage of net sales increased from 19.9% of net sales in the year ended December 31, 2009 to 21.9% of net sales in the year ended December 31, 2010 primarily due to the increases of sales prices and volume described previously.

Selling and administrative expenses increased $9.0 million, or 5.2% for the year ended December 31, 2010 from the year ended December 31, 2009, primarily as a result of increased salary expense ($6.1 million) including annual merit increases, incentive compensation, and temporary labor, labor related benefits ($1.0 million), travel and meeting costs ($1.1 million) and broker commissions ($0.7 million).

Corporate overhead for the year ended December 31, 2010 increased $3.5 million, or 6.4%, from the year ended December 31, 2009. The increase was primarily attributable to increased salary and fringe benefit expenses ($2.3 million) and costs for professional services regarding legal, tax and audit matters ($1.2 million).

Other expense, net, increased $5.4 million, or 37.4% for the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase was primarily due to closure costs at two facilities ($4.2 million) and costs related to the write-off of paper machine assets at Tomahawk ($2.8 million), partially offset by reduced expenses related to legal claims ($1.5 million).

### *Interest Expense, Net and Income Taxes*

Net interest expense decreased by $3.2 million, or 9.0%, for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily as a result of higher capitalized interest ($3.9 million) related to the Counce and Valdosta major energy optimization projects during the year ended December 31, 2010 compared to the same period in 2009.

Due to the impact of recording the fuel tax credits, PCA's effective tax rate was (34.2%) for the year ended December 31, 2010 and 16.1% for the year ended December 31, 2009. Excluding the impact of the fuel tax credits, the effective tax rate would have been 34.5% for the year ended December 31, 2010 and 36.3% for the same period in 2009. The effective tax rate varies from the U.S. federal statutory tax rate of 35.0% principally due to the impact of the fuel tax credits, state and local income taxes and the domestic manufacturers' deduction. PCA recorded a material change in its uncertain tax positions under ASC 740, "Income Taxes," of $102.0 million in the fourth quarter of 2010 due to the amendment of the 2009 federal income tax return to claim gallons of alternative fuel produced at the Filer City, Michigan mill. Due to the proprietary nature of the biofuel process at the Filer City mill, uncertainty as to total fuel gallons qualifying for the credit exists, which caused the additional reserve. Pending the timing and the outcome of the IRS review that is currently under way, which is not determinable at this time, the reserve for uncertain tax positions could change significantly.

## Liquidity and Capital Resources

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In millions) | |
| Net cash provided by (used for): | | | |
| Operating activities | $ 345.5 | $ 349.9 | $ 306.1 |
| Investing activities | (350.1) | (321.3) | (119.3) |
| Financing activities | (35.6) | (92.8) | (75.5) |
| Net increase (decrease) in cash | $ (40.2) | $ (64.2) | $ 111.3 |

### *Operating Activities*

Net cash provided by operating activities for the year ended December 31, 2011 was $345.5 million compared to $349.9 million for the year ended December 31, 2010, a decrease of $4.4 million, or 1.3%. Net income, excluding the income from the tax credits (described in Note 16 to the financial statements included in this report) of $47.7 million in 2010, was $158.0 million and $157.7 million, respectively, for 2011 and 2010. Depreciation, depletion and amortization expense was higher by $7.7 million (primarily due to increased depreciation from the recently-completed major energy projects) and requirements for operating assets and liabilities were lower by $14.1 million in 2011 compared to 2010, which increased net cash provided by operating activities. The change in operating assets and liabilities was primarily due to an improvement in accounts receivable ($33.3 million) resulting from price increases in 2010 and favorable changes in inventory ($20.0 million) in 2011 compared to 2010 due to a 2010 build in inventory in anticipation of the downtime related to the major energy project work completed in 2011. This was partially offset by unfavorable changes in accounts payable ($26.1 million) and higher pension contributions ($6.9 million) in 2011 compared to 2010. In addition, PCA utilized fewer alternative fuel mixture and cellulosic biofuel producer credits to reduce federal tax payments in 2011 than it did in 2010, resulting in higher cash taxes paid ($33.6 million) in 2011 compared to the same period in 2010. Cash requirements for operating activities are subject to PCA's operating needs, the timing of collection of receivables and payments of payables and expenses, and seasonal fluctuations in its operations.

Net cash provided by operating activities for the year ended December 31, 2010 was $349.9 million compared to $306.1 million for the year ended December 31, 2009, an increase of $43.8 million, or 14.3%. Net income, excluding the income from the tax credits (described in Note 16 to the financial statements included in this report) of $47.7 million in 2010 and $171.3 million in 2009, was $157.7 million and $94.6 million, respectively, for 2010 and 2009, an increase of $63.1 million that increased net cash provided by operating activities. Additionally, more alternative fuel mixture and cellulosic biofuel producer tax credits ($24.2 million) were used to reduce federal tax payments during 2010 compared to 2009. During 2010, PCA's cash taxes paid for both federal and state income taxes were $19.1 million. This was partially offset by higher requirements for operating assets and liabilities ($51.6 million) driven by higher accounts receivable levels in 2010 as a result of both higher 2010 sales volumes and pricing.

***Investing Activities***

Net cash used for investing activities for the year ended December 31, 2011 increased $28.8 million, or 9.0%, to $350.1 million, compared to the year ended December 31, 2010. The increase was primarily related to $57.3 million in corrugated products business acquisitions completed in 2011 and higher additions to other long-term assets of $10.4 million in 2011 compared to 2010. This was partially offset by lower additions to property, plant and equipment of $40.0 million during the year ended December 31, 2011 compared to the same period in 2010, primarily due to reduced spending ($55.9 million) on the major energy optimization projects.

Net cash used for investing activities for the year ended December 31, 2010 increased $202.0 million, or 169.3%, to $321.3 million, compared to the year ended December 31, 2009. The increase was primarily related to higher additions to property, plant and equipment of $206.0 million, which included $175.9 million for the major energy optimization projects at our linerboard mills, during the year ended December 31, 2010 compared to the same period in 2009. Partially offsetting this increase was a $3.1 million acquisition completed during the third quarter of 2009 as described in Note 18 to the financial statements.

As of December 31, 2011, PCA had commitments for general purpose capital expenditures of $40.4 million. PCA believes that cash-on-hand combined with cash flow from operations will be sufficient to fund these commitments.

***Financing Activities***

Net cash used for financing activities for the year ended December 31, 2011 was $35.6 million compared to $92.8 million for the year ended December 31, 2010, a decrease of $57.2 million, or 61.6%. The decrease was primarily attributable to $150.0 million of proceeds from borrowing under a new term loan in October 2011 and $9.9 million in proceeds from the settlement of treasury locks received in February 2011, partially offset by higher repurchases of PCA common stock of $86.1 million, as well as higher dividends paid of $14.2 million during 2011.

Net cash used for financing activities totaled $92.8 million for the year ended December 31, 2010, an increase of $17.3 million, or 22.9%, compared to the same period in 2009. The difference was primarily attributable to repurchases of PCA common stock of $38.9 million during 2010, partially offset by lower common stock dividends paid of $15.1 million and higher proceeds from the exercise of stock options of $6.5 million during 2010 compared to 2009.

On November 29, 2000, PCA established an on-balance sheet securitization program for its trade accounts receivable. To effectuate this program, PCA formed a wholly-owned limited purpose subsidiary, Packaging Credit Company, LLC, or PCC, which in turn formed a wholly-owned, bankruptcy-remote, special-purpose subsidiary, Packaging Receivables Company, LLC, or PRC, for the purpose of acquiring receivables from PCC. Both of these entities are included in the consolidated financial statements of PCA. Under this program, PCC purchases on an ongoing basis substantially all of the receivables of PCA and sells such receivables to PRC. PRC and lenders initially established a $150.0 million receivables-backed revolving credit facility through which PRC obtains funds to purchase receivables from PCC. The receivables purchased by PRC are and will be solely the property of PRC. In the event of a liquidation of PRC, the creditors of PRC would be entitled to satisfy their claims from PRC's assets prior to any distribution to PCC or PCA. Credit available under the receivables credit facility is on a borrowing-base formula. As a result, the full amount of the facility may not be available at all times. On October 11, 2011, PCA amended the receivables credit facility agreement which extended the termination date to October 11, 2014 and increased the borrowing availability from $150.0 million to $200.0 million. As of December 31, 2011, PCA had $91.0 million in additional borrowing capacity available under this facility and $109.0 million of borrowings was outstanding.

On July 21, 2003, PCA offered to qualified institutional investors $150.0 million of 4.375% senior notes which matured in 2008 and $400.0 million of 5.75% senior notes due 2013. On March 25, 2008, PCA refinanced the five-year notes, issuing $150.0 million of 6.50% senior notes due March 15, 2018 through a registered public offering.

On August 1, 2011, PCA entered into an interest rate protection agreement with a counterparty to protect against increases in the ten-year U.S. Treasury Note rate. The treasury rate will serve as a reference in determining the interest rate applicable to the new debt securities the Company expects to issue in the future to refinance PCA's currently outstanding $400.0 million of senior notes that mature in 2013. At December 31, 2011, the Company had a notional value of $400.0 million in an interest rate protection agreement outstanding that is expected to settle by the end of 2012.

On October 11, 2011, PCA replaced its senior credit facility that was scheduled to terminate in April 2013 with a new senior credit facility that provides a $150.0 million term loan facility, which PCA fully borrowed, and a $250.0 million revolving credit facility, including a $50.0 million subfacility for letters of credit. Borrowings may be used for general corporate purposes and bear interest at LIBOR plus a margin that is determined based upon PCA's credit ratings. PCA is required to make quarterly principal payments on the term loan of $3.8 million beginning March 31, 2012 through September 30, 2016, with the balance due at maturity. The new senior credit facility will terminate on October 11, 2016. PCA had no borrowings and $14.3 million of outstanding letters of credit under the revolving credit facility, resulting in $235.7 million in unused borrowing capacity as of December 31, 2011.

***Off-Balance Sheet Arrangements***

The Company does not have any off-balance sheet arrangements as of December 31, 2011 that would require disclosure under SEC FR-67, "Disclosure in Management's Discussion and Analysis About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."

***Contractual Obligations***

The following table summarizes PCA's contractual obligations at December 31, 2011:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than 5 Years** |
| | | | **(In thousands)** | | |
| Receivables credit facility (due October 11, 2014) | $ 109,000 | $ — | $109,000 | $ — | $ — |
| Senior credit facility — term loan (due October 11, 2016) | 150,000 | 15,000 | 30,000 | 105,000 | — |
| 5 3/4% senior notes (due August 1, 2013) | 400,000 | — | 400,000 | — | — |
| 6 1/2% senior notes (due March 15, 2018) | 150,000 | — | — | — | 150,000 |
| Total short-term and long-term debt | 809,000 | 15,000 | 539,000 | 105,000 | 150,000 |
| Capital lease obligations | 36,882 | 2,202 | 4,404 | 4,404 | 25,872 |
| Operating leases | 148,090 | 32,103 | 48,849 | 21,725 | 45,413 |
| Capital commitments | 40,384 | 40,384 | — | — | — |
| Purchase commitments | 33,847 | 6,099 | 6,389 | 2,972 | 18,387 |
| Letters of credit | 14,312 | 14,312 | — | — | — |
| Pension contributions | 32,600 | 32,600 | — | — | — |
| Total contractual obligations | $1,115,115 | $142,700 | $598,642 | $134,101 | $239,672 |

The above table excludes unamortized debt discount of $0.6 million at December 31, 2011 and interest payments on debt outstanding. Based on interest rates in effect and long-term debt balances outstanding as of December 31, 2011, projected contractual interest payments would be approximately $37.1 million in 2012 and for each future year. For the purpose of this disclosure, we have assumed that PCA's variable and fixed rate long-term debt would be replaced at maturity with similar long-term debt and similar interest rates. This disclosure does not attempt to predict changes in interest rates. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" for the impact of changes in interest rates on PCA's future cash flows.

The operating lease commitments, capital commitments, purchase commitments and letters of credit are not reflected on PCA's consolidated balance sheet as of December 31, 2011. See Notes 8 and 13 to the audited consolidated financial statements for additional information. PCA currently does not have any projections for future pension contributions beyond 2011. See Note 6 to the audited consolidated financial statements for additional information.

As of December 31, 2011, PCA's expected payment for significant contractual obligations excludes $6.3 million of obligations for uncertain tax positions because PCA cannot make a reasonably reliable estimate of the period of cash settlement for such liability. See Note 15 to the audited consolidated financial statements for additional information.

PCA's primary sources of liquidity are net cash provided by operating activities, available borrowing capacity under PCA's revolving credit facility and additional borrowings under PCA's receivables credit facility. As of December 31, 2011, PCA had $326.7 million in unused borrowing capacity under its existing credit facilities, net of the impact on this borrowing capacity of $14.3 million of outstanding letters of credit. Currently, PCA's primary uses of cash are for operations, capital expenditures, debt service and declared common stock dividends, which it expects to be able to fund from these sources.

The following table provides the outstanding balances and the weighted average interest rates as of December 31, 2011 for PCA's revolving credit facility, the receivables credit facility and the senior notes:

| Borrowing Arrangement | Balance at December 31, 2011 | Weighted Average Interest Rate | Projected Annual Cash Interest Payments |
|---|---|---|---|
| | | (Dollars in thousands) | |
| Revolving Credit Facility | $ — | N/A | N/A |
| Term Loan | 150,000 | 2.08% | $ 3,120 |
| Receivables Credit Facility | 109,000 | 1.15 | 1,254 |
| 5 3/4% Senior Notes (due August 1, 2013) | 400,000 | 5.75 | 23,000 |
| 6 1/2% Senior Notes (due March 15, 2018) | 150,000 | 6.50 | 9,750 |
| Total | $809,000 | 4.59% | $37,124 |

The above table excludes unamortized debt discount of $0.6 million at December 31, 2011. It also excludes from the projected annual cash interest payments, the non-cash income from the annual amortization of the $22.8 million received in July 2003 and the non-cash expense from the annual amortization of the $4.4 million paid in March 2008 to settle the treasury locks related to the 5 3/4% senior notes due 2013 and the 6 1/2% senior notes due 2018. The amortization is being recognized over the terms of the 5 3/4% senior notes due 2013 and the 6 1/2% senior notes due 2018 and is included in interest expense, net.

The instruments governing PCA's indebtedness contain financial and other covenants that limit, among other things, the ability of PCA and its subsidiaries to:

- enter into sale and leaseback transactions,

- incur liens,
- incur indebtedness at the subsidiary level,
- enter into certain transactions with affiliates, or
- merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of PCA.

These limitations could limit corporate and operating activities.

In addition, PCA must maintain a minimum interest coverage ratio and a maximum leverage ratio under its senior revolving credit facility. A failure to comply with the restrictions contained in the revolving credit facility could lead to an event of default, which could result in an acceleration of any outstanding indebtedness and/or prohibit PCA from drawing on the revolving credit facility. Such acceleration may also constitute events of default under the senior notes indentures and the receivables credit facility. At December 31, 2011, PCA was in compliance with these covenants.

PCA currently expects to incur capital expenditures of $40.4 million in 2012, primarily for maintenance capital, cost reduction, business growth and environmental compliance.

PCA believes that net cash generated from operating activities, cash on hand, available borrowings under its committed credit facilities and available capital through access to capital markets will be adequate to meet its liquidity and capital requirements, including payments of any declared common stock dividends, for the foreseeable future. As its debt or credit facilities become due, PCA will need to repay, extend or replace such facilities. Its ability to do so will be subject to future economic conditions and financial, business and other factors, many of which are beyond PCA's control.

**Environmental Matters**

PCA is subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. The most significant of these laws affecting the Company are:

- Resource Conservation and Recovery Act (RCRA);
- Clean Water Act (CWA);
- Clean Air Act (CAA);
- The Emergency Planning and Community Right-to-Know-Act (EPCRA);
- Toxic Substance Control Act (TSCA); and
- Safe Drinking Water Act (SDWA).

PCA believes that it is currently in material compliance with these and all applicable environmental rules and regulations. Because environmental regulations are constantly evolving, the Company has incurred, and will continue to incur, costs to maintain compliance with these and other environmental laws. The Company works diligently to anticipate and budget for the impact of applicable environmental regulations, and does not currently expect that future environmental compliance obligations will materially affect its business or financial condition. For the years ended December 31, 2011, 2010 and 2009, we spent approximately $26.0 million, $24.6 million and $26.4 million, respectively, to comply with the requirements of these and other environmental laws.

Additionally, total capital costs for environmental matters were $2.8 million, $1.1 million and $0.4 million for 2011, 2010 and 2009, respectively, and the Company currently estimates 2012 environmental capital expenditures will be $1.0 million.

As is the case with any industrial operation, PCA has, in the past, incurred costs associated with the remediation of soil or groundwater contamination, as required by the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the federal "Superfund" law, and analogous state laws. Cleanup requirements arise with respect to properties the Company currently owns or operates, former facilities and off-site facilities where the Company has disposed of hazardous substances. As part of the sale to PCA of the containerboard and corrugated products business of Pactiv Corporation in April 1999, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing off-site waste disposal. Pactiv also retained environmentally impaired real property in Filer City, Michigan unrelated to current mill operations.

In 2004, the U.S. Environmental Protection Agency (the "EPA") published the Boiler MACT regulations, establishing air emissions standards and certain other requirements for industrial boilers. These regulations were vacated and remanded by the U.S. Court of Appeals for the D.C. Circuit in 2007. The EPA proposed final regulations in March 2011, which would require compliance in 2014. During 2011, the EPA determined that it would reconsider certain provisions of the Boiler MACT regulations and, in December 2011, the EPA published proposed rules containing changes to the March 2011 rules. The EPA may make further changes to the proposed rules. PCA is currently assessing the impact of these regulations on its operations which could require significant modifications to certain of PCA's boilers. Due to the complexity of these regulations, and the potential for additional future regulatory or judicial modification to these regulations, the timing and amount of expenditures to be made by PCA are uncertain, but could be significant during the period before compliance is required.

Because liability for remediation costs under environmental laws is strict, meaning that liability is imposed without fault, joint and several, meaning that liability is imposed on each party without regard to contribution, and retroactive, PCA could receive notifications of cleanup liability in the future and this liability could be material. From 1994 through 2011, remediation costs at PCA's mills and corrugated plants totaled approximately $3.2 million. As of December 31, 2011, PCA maintained an environmental reserve of $10.5 million relating to on-site landfills and surface impoundments as well as ongoing and anticipated remedial projects. As of this filing, the Company believes that it is not reasonably possible that future environmental expenditures above the $10.5 million accrued as of December 31, 2011 will have a material impact on its financial condition, results of operations and cash flows.

While legislation regarding the regulation of greenhouse gas emissions has been proposed at the federal level, it is uncertain whether such legislation will be passed and, if so, what the breadth and scope of such legislation will be. The result of the regulation of greenhouse gas emissions could be an increase in our future environmental compliance costs, through caps, taxes or additional capital expenditures to modify facilities, which may be material. However, climate change legislation and the resulting future energy policy could also provide us with opportunities if the use of renewable energy is encouraged. We currently generate a significant portion of our power requirements for our mills using bark, black liquor and biomass as fuel, which are derived from renewable resources. Our energy optimization projects at the Counce and Valdosta linerboard mills are expected to significantly reduce the use of fossil fuels at those facilities, while providing more efficient power generation at those facilities. While we believe we are well-positioned to take advantage of any renewable energy incentives, it is uncertain what the ultimate costs and opportunities of any climate change legislation will be and how our business and industry will be affected.

**Critical Accounting Policies**

Management's discussion and analysis of PCA's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, PCA evaluates its estimates, including those related to bad debts, inventories, goodwill and intangible assets, pensions and other postretirement benefits, income taxes, environmental liabilities, stock based compensation, and contingencies and litigation. PCA bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PCA believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. For a further discussion on the application of these and other accounting policies, see Note 2 to its consolidated financial statements included elsewhere in this report.

***Accounts Receivable — Allowance for Doubtful Accounts and Customer Deductions***

PCA evaluates the collectibility of its accounts receivable based upon a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit sources), PCA records a specific reserve for bad debts against amounts due to reduce the net recorded receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If the Company's collection experience deteriorates (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), PCA's estimates of the recoverability of amounts due could be reduced by a material amount.

The customer deductions reserve represents the estimated amount required for customer returns, allowances and earned discounts. Based on PCA's experience, customer returns, allowances and earned discounts have averaged 1.0% of its gross selling price. Accordingly, the Company reserves 1.0% of its open customer accounts receivable balance for these items.

As of December 31, 2011, the balance in the allowance for doubtful accounts reserve was $1.9 million, compared to $2.5 million at December 31, 2010. For the year ended December 31, 2011, the Company recorded expense related to doubtful accounts of $0.1 million compared to income of $0.9 million recorded during the year ended December 31, 2010. The income in 2010 of $0.9 million was primarily due to a $1.0 million reduction in the allowance for doubtful accounts reserve to reflect the low level of actual losses over the previous three years. For the year ended December 31, 2010, the Company recorded income of $0.9 million related to doubtful accounts compared to expense of $1.5 million in 2009. The decrease in bad debt expense of $2.4 million between 2009 and 2010 was primarily due to a $1.0 million reduction in the allowance for doubtful accounts reserve to reflect the low level of actual losses over the previous three years and a $0.9 million decrease in expense related to customers who had filed for bankruptcy protection.

***Inventories***

PCA records its inventories at the lower of cost or market and includes all costs directly associated with manufacturing products: materials, labor and manufacturing overhead. The estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the carrying value of inventories may be required. Raw materials, work in process and finished goods valued using the last-in, first-out ("LIFO") cost method comprised 61% and 65% of inventories at current cost at December 31, 2011 and 2010, respectively. Supplies and materials inventories are valued using a moving average cost.

### *Pension and Postretirement Benefits*

The Company accounts for defined benefit pension plans and postretirement plans in accordance with Accounting Standards Codification ("ASC") 715, "Compensation — Retirement Benefits."

One of the principal assumptions used to calculate net periodic pension cost is the expected long-term rate of return on plan assets. The expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate the actual long term returns.

The discount rate assumptions used to calculate net periodic pension and postretirement costs reflect the rates available on high-quality, fixed-income debt instruments on December 31. The rate of compensation increase is another significant assumption used to calculate net periodic pension cost and is determined by PCA based upon annual reviews.

For postretirement health care plan accounting, PCA reviews external data and its own historical trends for health care costs to determine the health care cost trend rate assumption.

### *Environmental Liabilities*

PCA accounts for its retirement obligations related to its landfills under ASC 410, "Asset Retirement and Environmental Obligations," which requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and amortized to expense over the useful life of the asset.

The potential costs for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. Liabilities recorded for environmental contingencies are estimates of the probable costs based upon available information and assumptions. Because of these uncertainties, however, the Company's estimates may change. PCA believes that any additional costs identified as further information becomes available would not have a material effect on its financial statements.

In connection with the sale to PCA of the containerboard and corrugated products business of Pactiv Corporation in April 1999, Pactiv agreed to retain all liability for all former facilities and all sites associated with off-site waste disposal prior to April 12, 1999. Pactiv also retained the environmental liability for a closed landfill located near the Filer City mill.

### *Revenue Recognition*

PCA recognizes revenue as title to the products is transferred to customers. Shipping and handling costs are included in cost of sales. Shipping and handling billings to a customer are included in net sales. In addition, PCA offers volume rebates to certain of its customers. The total cost of these programs is estimated and accrued as a reduction to net sales at the time of the respective sale.

### *Impairment of Goodwill and Long-Lived Assets*

Goodwill is tested for impairment annually at year end or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of goodwill is determined by comparing the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared to the carrying amount of its goodwill to determine if a write-down to fair value is necessary.

Long-lived assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any long-lived asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the asset's (or group of assets') carrying amount to determine if a write-down to fair value is required.

***Stock-Based Compensation***

PCA measures and records stock-based compensation cost in accordance with ASC 718, "Compensation — Stock Compensation." Stock compensation cost includes: (a) compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, the effective date of ASC 718, and (b) compensation costs for all share-based payments granted subsequent to January 1, 2006. The grant date fair value is estimated in accordance with the provisions of ASC 718.

PCA recognizes compensation expense associated with option awards ratably over their vesting periods. The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of each option grant as of the date of grant. Expected volatilities are based on historical volatility of the Company's common stock. The expected life of the option is estimated using historical data pertaining to option exercises and employee terminations. Separate groups of employees that have similar historical exercise behavior are considered separately for estimating the expected life. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant.

The fair value of restricted stock awards is determined based on the closing price of PCA's common stock on the grant date. The Company generally recognizes compensation expense associated with restricted stock awards ratably over their vesting periods. As PCA's Board of Directors has the ability to accelerate the vesting of restricted stock upon an employee's retirement, the Company accelerates the recognition of compensation expense for certain employees approaching normal retirement age.

***Income Taxes***

PCA's annual tax rate is determined based on income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires some items to be included in the tax return at different times than the items reflected in the financial statements. As a result, the annual tax rate in the financial statements is different than the rate reported on PCA's tax return. Some of these differences are permanent, such as expenses that are not deductible in the tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

Inherent in determining the annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Significant management judgments are required for the following items:

- Management reviews PCA's deferred tax assets for realizability. Valuation allowances are established when management believes that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision.
- PCA establishes accruals for uncertain tax contingencies when, despite the belief that PCA's tax return positions are fully supported, PCA believes that an uncertain tax position does not meet the recognition threshold of ASC 740, "Income Taxes." The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, the expiration of the statute of limitations for the relevant taxing authority to examine a tax return, case law and emerging legislation. While it is difficult to predict the final outcome or timing of resolution for any particular tax matter, PCA believes that the accruals for uncertain tax contingencies at December 31, 2011 reflect the likely outcome of known tax contingencies as of such date in accordance with uncertain tax positions under ASC 740.

**Reconciliations of Non-GAAP Financial Measures to Reported Amounts**

Income from operations, net income and diluted earnings per share excluding special items are non-GAAP financial measures. Management presents income from operations, net income and diluted earnings per share excluding these special items to focus on PCA's on-going operations and assess its operating performance and believes that these measures provide useful information to investors because they enable them to perform meaningful comparisons of past and present operating results. Reconciliations of those non-GAAP measures to the most comparable measure reported in accordance with GAAP for the years ended December 31, 2011, 2010 and 2009 follow:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | | 2009 | | |
| | Income from Operations | Net Income | Diluted EPS | Income from Operations | Net Income | Diluted EPS | Income from Operations | Net Income | Diluted EPS |
| | (In thousands except per share amounts) | | | | | | | | |
| As reported in accordance with GAAP | $272,749 | $158,027 | $ 1.57 | $185,382 | $205,435 | $ 2.00 | $ 352,454 | $ 265,895 | $ 2.60 |
| Special items: | | | | | | | | | |
| Medical benefits reserve adjustment | (1,600) | (1,016) | (0.01) | — | — | — | — | — | — |
| Alternative energy tax credits | — | — | — | 86,804 | (47,697) | (0.46) | (168,437) | (171,271) | (1.67) |
| Asset disposal and facilities closure charges | 7,406(a) | 4,783 | 0.05 | 13,213(a) | 8,557 | 0.08 | 1,952(a) | 1,240 | 0.01 |
| Total special items | 5,806 | 3,767 | 0.04 | 100,017 | (39,140) | (0.38) | (166,485) | (170,031) | (1.66) |
| Excluding special items | $278,555 | $161,794 | $ 1.61 | $285,399 | $166,295 | $ 1.62 | $ 185,969 | $ 95,864 | $ 0.94 |

(a) Consists of energy project related disposals in 2011 and 2009. For 2010, consists of energy project related disposals ($6.2 million), plant closures ($4.2 million) and other assets no longer in service ($2.8 million).

## Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

PCA is exposed to the impact of interest rate changes and changes in the market value of its financial instruments. PCA periodically enters into derivatives in order to minimize these risks, but not for trading purposes. For a discussion of derivatives and hedging activities, see Note 9 to PCA's consolidated financial statement included elsewhere in the report.

The interest rates on approximately 68% of PCA's debt are fixed. A one percent increase in interest rates related to variable rate debt would have resulted in an increase in interest expense and a corresponding decrease in income before taxes of $2.6 million annually. In the event of a change in interest rates, management could take actions to mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in PCA's financial structure.

## Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The response to this item is included in a separate section of this report beginning on page F-1, which is incorporated by reference herein.

## Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES*

None.

## Item 9A. *CONTROLS AND PROCEDURES*

### Controls and Procedures

PCA maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that information required to be disclosed in PCA's filings under the Securities Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to PCA's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Prior to filing this report, PCA completed an evaluation under the supervision and with the participation of PCA's management, including PCA's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of PCA's disclosure controls and procedures as of December 31, 2011. The evaluation of PCA's disclosure controls and procedures included a review of the controls' objectives and design, PCA's implementation of the controls and the effect of the controls on the information generated for use in this report. Based on this evaluation, PCA's Chief Executive Officer and Chief Financial Officer concluded that PCA's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2011.

During the quarter ended December 31, 2011, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, PCA's internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

PCA's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, PCA's internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

PCA's management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the Company's internal control over financial reporting as of December 31, 2011, based on criteria for effective control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, PCA's management concluded that its internal control over financial reporting was effective as of December 31, 2011, based on the specified criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited PCA's financial statements included in this Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting. Their attestation report precedes PCA's audited financial statements included elsewhere in this report.

### Item 9B. *OTHER INFORMATION*

None.

## PART III

### Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information regarding PCA's executive officers required by this Item 10 is set forth in Item 4.1 of Part I of this report.

The following information required by this Item 10 will be included in PCA's Proxy Statement for the 2012 Annual Meeting of Stockholders and is incorporated by reference herein:

- Information regarding PCA's directors included under the caption "Election of Directors"
- Information regarding PCA's Audit Committee and financial experts included under the caption "Election of Directors — Audit Committee"
- Information regarding PCA's code of ethics included under the caption "Election of Directors — Code of Ethics"
- Information regarding PCA's stockholder nominating procedures included under the captions "Election of Directors — Nominating and Governance Committee," "Other Information — Recommendations for Board — Nominated Director Nominees," and "Other Information — Procedures for Nominating Directors or Bringing Business Before the 2013 Annual Meeting"
- Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance"

### Item 11. *EXECUTIVE COMPENSATION*

Information with respect to executive compensation required by this Item 11 will be included in PCA's Proxy Statement under the captions "Compensation Discussion and Analysis," "Executive Officer and Director Compensation" (including all subcaptions and tables thereunder) and "Board Committees — Compensation Committee" and is incorporated herein by reference.

## Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information with respect to security ownership of certain beneficial owners and management required by this Item 12 will be included in PCA's Proxy Statement under the caption "Ownership of Our Stock" and is incorporated herein by reference.

*Authorization of Securities under Equity Compensation Plans.* Securities authorized for issuance under equity compensation plans at December 31, 2011 are as follows:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights | Weighted Average Exercise Price of Outstanding Options and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(a) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,224,669 | $21.64 | 890,745 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 1,224,669 | $21.64 | 890,745 |

(a) Excludes securities reflected in the first column, "Number of securities to be issued upon exercise of outstanding options and rights." Does not include 1,817,745 shares of unvested restricted stock granted pursuant to our Amended and Restated 1999 Long-Term Equity Incentive Plan.

## Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to certain relationships and related transactions and director independence required by this Item 13 will be included in PCA's Proxy Statement under the captions "Transactions with Related Persons" and "Election of Directors — Determination of Director Independence," respectively, and is incorporated herein by reference.

## Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information with respect to fees and services of the principal accountant required by this Item 14 will be included in PCA's Proxy Statement under the caption "Ratification of Appointment of the Independent Registered Public Accounting Firm — Fees to the Independent Registered Public Accounting Firm" and is incorporated herein by reference.

# PART IV

## Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in the "Index to Financial Statements."

(2) Financial Statement Schedule.

The following consolidated financial statement schedule of PCA for the years ended December 31, 2011, 2010 and 2009 is included in this report.

Schedule II — Packaging Corporation of America — Valuation and Qualifying Accounts.

| Description | Balance Beginning of Year | Charged to Expenses | Deductions | Balance End of Year |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| Year ended December 31, 2011: | | | | |
| Deducted from assets accounts: | | | | |
| Allowance for doubtful accounts | $2,493 | $ 90 | $ (677)(1) | $1,906 |
| Reserve for customer deductions | 2,920 | 30,009 | (29,801)(2) | 3,128 |
| Total | $5,413 | $30,099 | $(30,478) | $5,034 |
| Year ended December 31, 2010: | | | | |
| Deducted from assets accounts: | | | | |
| Allowance for doubtful accounts | $3,909 | $ (937) | $ (479)(1) | $2,493 |
| Reserve for customer deductions | 2,439 | 27,007 | (26,526)(2) | 2,920 |
| Total | $6,348 | $26,070 | $(27,005) | $5,413 |
| Year ended December 31, 2009: | | | | |
| Deducted from assets accounts: | | | | |
| Allowance for doubtful accounts | $4,355 | $ 1,506 | $ (1,952)(1) | $3,909 |
| Reserve for customer deductions | 2,507 | 22,683 | (22,751)(2) | 2,439 |
| Total | $6,862 | $24,189 | $(24,703) | $6,348 |

(1) Consists primarily of uncollectable accounts written off, net of recoveries, during the year.

(2) Consists primarily of discounts taken by customers during the year.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements or the accompanying notes to the financial statements and therefore, have been omitted.

## (b) Exhibits

| Exhibit Number | Description |
|---|---|
| 2.1 | Contribution Agreement, dated as of January 25, 1999, among Pactiv Corporation (formerly known as Tenneco Packaging Inc.) ("Pactiv"), PCA Holdings LLC ("PCA Holdings") and Packaging Corporation of America ("PCA"). (Incorporated herein by reference to Exhibit 2.1 to PCA's registration Statement on Form S-4, Registration No. 333-79511). |
| 2.2 | Letter Agreement Amending the Contribution Agreement, dated as of April 12, 1999, among Pactiv, PCA Holdings and PCA. (Incorporated herein by reference to Exhibit 2.2 to PCA's Registration Statement on Form S-4, Registration No. 333-79511). |
| 3.1 | Restated Certificate of Incorporation of PCA. (Incorporated herein by reference to Exhibit 3.1 to PCA's Registration Statement on Form S-4, Registration No. 333-79511). |
| 3.2 | Certificate of Amendment to Restated Certificate of Incorporation of PCA. (Incorporated herein by reference to Exhibit 3.2 to PCA's Registration Statement on Form S-4, Registration No. 333-109437.) |
| 3.3 | Amended and Restated By-laws of PCA. (Incorporated herein by reference to Exhibit 3.1 to PCA's Current Report on Form 8-K filed December 5, 2008, File No. 1-15399.) |
| 4.1 | Form of certificate representing shares of common stock. (Incorporated herein by reference to Exhibit 4.9 to PCA's Registration Statement on Form S-1, Registration No. 333-86963.) |
| 4.2 | Indenture, dated as of July 21, 2003, between PCA and U.S. Bank National Association. (Incorporated herein by reference to Exhibit 4.2 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2003, File No. 1-15399.) |
| 4.3 | First Supplemental Indenture, dated as of July 21, 2003, between PCA and U.S. Bank National Association. (Incorporated herein by reference to Exhibit 4.3 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2003, File No. 1-15399.) |
| 4.4 | Form of Rule 144A Global Note. (Incorporated herein by reference to Exhibit 4.5 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2003, File No. 1-15399.) |
| 4.5 | Officers' Certificate, dated March 25, 2008, pursuant to Section 301 of the Indenture, dated July 21, 2003, by and between PCA and U.S. Bank National Association (Incorporated herein by reference to Exhibit 4.1 to PCA's Current Report on Form 8-K filed March 25, 2008, File No. 1-15399.) |
| 4.6 | 6.50% Senior Notes due 2018. (Incorporated herein by reference to Exhibit 4.2 to PCA's Current Report on Form 8-K filed March 25, 2008, File No. 1-15399.) |
| 10.1 | Five Year Credit Agreement, dated as of October 11, 2011, by and among PCA and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed October 12, 2011, File No. 1-15399.) |
| 10.2 | Amended and Restated Credit and Security Agreement, dated as of September 19, 2008, by and among PCA and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.2 to PCA's Quarterly Report on Form 10-Q for the period ended September 30, 2010, File No. 1-15399.) |
| 10.3 | Amendment No. 1 to Amended and Restated Credit and Security Agreement, dated as of April 14, 2009, by and among PCA and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed April 16, 2009, File No. 1-15399.) |
| 10.4 | Amendment No. 2 to Amended and Restated Credit and Security Agreement, dated as of April 20, 2010, by and among PCA and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed April 15, 2010, File No. 1-15399.) |

| Exhibit Number | Description |
|---|---|
| 10.5 | Amendment No. 3 to Amended and Restated Credit and Security Agreement, dated as of March 1, 2011, by and among PCA and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed March 2, 2011, File No. 1-15399.) |
| 10.6 | Amendment No. 4 to Amended and Restated Credit and Security Agreement, dated as of October 11, 2011, by and among PCA and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed October 12, 2011, File No. 1-15399.) |
| 10.7 | Receivables Sale Agreement, dated as of November 29, 2000, between PCC and PCA. (Incorporated herein by reference to Exhibit 10.24 to PCA's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 1-15399.) |
| 10.8 | Purchase and Sale Agreement, dated as of November 29, 2000, between PCC and PRC. (Incorporated herein by reference to Exhibit 10.25 to PCA's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. File No. 1-15399.) |
| 10.9 | Packaging Corporation of America Thrift Plan for Hourly Employees and First Amendment of Packaging Corporation of America Thrift Plan for Hourly Employees, effective February 1, 2000. (Incorporated herein by reference to Exhibit 4.5 to PCA's Registration Statement on Form S-8, Registration No. 333-33176.)* |
| 10.10 | Packaging Corporation of America Retirement Savings Plan , effective February 1, 2000. (Incorporated herein by reference to Exhibit 4.6 to PCA's Registration Statement on Form S-8, Registration No. 333-33176.)* |
| 10.11 | Amended and Restated 1999 Long-Term Equity Incentive Plan, effective as of May 4, 2005. (Incorporated herein by reference to Appendix B to PCA's Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 24, 2005, File No. 1-15399.)* |
| 10.12 | Form of Stock Option Agreement for employees under the Amended and Restated 1999 Long-term Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K, dated March 14, 2006, File No. 1-15399.)* |
| 10.13 | Form of Stock Option Agreement for non-employee directors under the Amended and Restated 1999 Long-term Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.2 to PCA's Current Report on Form 8-K, dated March 14, 2006, File No. 1-15399.)* |
| 10.14 | Form of Restricted Stock Award Agreement for employees and non-employee directors under the Amended and Restated 1999 Long-term Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.3 to PCA's Current Report on Form 8-K, dated March 14, 2006, File No. 1-15399.)* |
| 10.15 | Packaging Corporation of America Supplemental Executive Retirement Plan, as Amended and Restated Effective as of January 1, 2005. (Incorporated herein by reference to Exhibit 10.31 to PCA's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-15399.)* |
| 10.16 | Packaging Corporation of America Deferred Compensation Plan, effective as of January 1, 2009. (Incorporated herein by reference to Exhibit 10.15 to PCA's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-15399.)* |
| 10.17 | Packaging Corporation of America Amended and Restated Executive Incentive Compensation Plan, effective as of February 28, 2007. (Incorporated herein by reference to Exhibit 10.32 to PCA's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-15399.)* |
| 10.18 | First Amendment of Packaging Corporation of America Supplemental Executive Retirement Plan, effective as of January 1, 2008. (Incorporated herein by reference to Exhibit 10.17 to PCA's Annual Report on Form 10-K for the year ended December 31, 2008, file No. 1-15399.)* |

| Exhibit Number | Description |
|---|---|
| 10.19 | Amended and Restated 1999 Long-Term Equity Incentive Plan, effective as of May 27, 2009. (Incorporated herein by reference to Appendix A to PCA's Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 21, 2009, File No 1-15399.)* |
| 10.20 | PCA Performance Incentive Plan, effective as of May 11, 2010. (Incorporated herein by reference to Appendix A to PCA's Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 30, 2010, File No. 1-15399.)* |
| 10.21 | Employment Agreement, dated June 28, 2010, between Packaging Corporation of America and Paul T. Stecko. (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated June 29, 2010, File No. 1-15399.)* |
| 10.22 | Form of Restricted Stock Award Agreement for February 22, 2011 Retention Awards to Mark W. Kowlzan and Thomas A. Hassfurther. (Incorporated herein by reference to Exhibit 10.22 to PCA's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No. 1-15399.)* |
| 12.1 | Statement Regarding Computation of Ratio of Earnings to Fixed Charges† |
| 21.1 | Subsidiaries of the Registrant.† |
| 23.1 | Consent of Ernst & Young LLP.† |
| 24.1 | Powers of Attorney.† |
| 31.1 | Certification of Chief Executive Officer, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.† |
| 31.2 | Certification of Chief Financial Officer, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.† |
| 32.1 | Certification of Chief Executive Officer Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.† |
| 32.2 | Certification of Chief Financial Officer Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.† |
| 101 | The following financial information from Packaging Corporation of America's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (v) the Notes to Consolidated Financial Statements, and (vi) Financial Statement Schedule-Valuation and Qualifying Accounts. |

* Management contract or compensatory plan or arrangement.

† Filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 21, 2012.

Packaging Corporation of America

By: /s/ MARK W. KOWLZAN
Name: Mark W. Kowlzan
Title: Chief Executive Officer

By: /s/ RICHARD B. WEST
Name: Richard B. West
Title: Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 21, 2012.

| Signature | Title |
|---|---|
| /s/ MARK W. KOWLZAN<br>Mark W. Kowlzan | Chief Executive Officer and Director<br>(Principal Executive Officer) |
| /s/ RICHARD B. WEST<br>Richard B. West | Senior Vice President and Chief Financial Officer<br>(Principal Financial and Accounting Officer) |
| *<br>Paul T. Stecko | Executive Chairman |
| *<br>Cheryl K. Beebe | Director |
| *<br>Hasan Jameel | Director |
| *<br>Robert C. Lyons | Director |
| *<br>Samuel M. Mencoff | Director |
| *<br>Roger B. Porter | Director |
| *<br>Thomas S. Souleles | Director |
| *<br>James D. Woodrum | Director |

*By: /s/ RICHARD B. WEST
Richard B. West
*(Attorney-In-Fact)*

## INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Packaging Corporation of America
Board of Directors and Stockholders

We have audited the accompanying consolidated balance sheets of Packaging Corporation of America (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Packaging Corporation of America at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Packaging Corporation of America's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
February 21, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Packaging Corporation of America
Board of Directors and Stockholders

We have audited Packaging Corporation of America's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Packaging Corporation of America's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Packaging Corporation of America maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Packaging Corporation of America as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 21, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
February 21, 2012

## Packaging Corporation of America

## Consolidated Balance Sheets
## As of December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| | (In thousands, except share and per share amounts) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 156,313 | $ 196,556 |
| Accounts receivable, net of allowance for doubtful accounts and customer deductions of $5,034 and $5,413 as of December 31, 2011 and 2010, respectively | 319,988 | 294,192 |
| Inventories | 254,675 | 241,142 |
| Prepaid expenses and other current assets | 18,298 | 17,555 |
| Deferred income taxes | 62,789 | 50,232 |
| **Total current assets** | 812,063 | 799,677 |
| Property, plant and equipment, net | 1,476,654 | 1,337,986 |
| Goodwill | 58,214 | 38,854 |
| Other intangible assets, net | 25,042 | 10,975 |
| Other long-term assets | 40,526 | 38,418 |
| **Total assets** | $2,412,499 | $2,225,910 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Short-term debt and current maturities of long-term debt | $ 15,000 | $ 109,000 |
| Capital lease obligations | 718 | 670 |
| Accounts payable | 154,855 | 155,163 |
| Dividends payable | 19,680 | 15,351 |
| Accrued interest | 12,584 | 12,598 |
| Federal and state income taxes payable | 10,404 | 2,601 |
| Accrued liabilities | 163,259 | 109,227 |
| **Total current liabilities** | 376,500 | 404,610 |
| Long-term liabilities: | | |
| Long-term debt | 793,448 | 549,099 |
| Capital lease obligations | 21,114 | 21,832 |
| Deferred income taxes | 11,924 | 9,190 |
| Pension and postretirement benefit plans | 148,686 | 97,914 |
| Cellulosic biofuel tax reserve | 102,051 | 102,051 |
| Other long-term liabilities | 29,866 | 32,213 |
| **Total long-term liabilities** | 1,107,089 | 812,299 |
| Stockholders' equity: | | |
| Common stock (par value $0.01 per share, 300,000,000 shares authorized, 98,324,974 and 102,308,231 shares issued as of December 31, 2011 and 2010, respectively) | 983 | 1,023 |
| Additional paid in capital | 351,804 | 362,248 |
| Retained earnings | 673,960 | 690,111 |
| Accumulated other comprehensive income (loss), net of tax: | | |
| Unrealized (loss) gain on treasury locks, net | (23,289) | 2,164 |
| Unrealized loss on foreign exchange contracts | (413) | (607) |
| Unfunded employee benefit obligations | (74,076) | (45,938) |
| Total accumulated other comprehensive loss | (97,778) | (44,381) |
| Common stock held in treasury, at cost (2,355 shares as of December 31, 2011) | (59) | — |
| **Total stockholders' equity** | 928,910 | 1,009,001 |
| **Total liabilities and stockholders' equity** | $2,412,499 | $2,225,910 |

See notes to consolidated financial statements.

## Packaging Corporation of America

## Consolidated Statements of Income

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands, except per share amounts) | | |
| Net sales | $ 2,620,111 | $ 2,435,606 | $ 2,147,589 |
| Cost of sales | (2,078,165) | (1,903,406) | (1,721,012) |
| Gross profit | 541,946 | 532,200 | 426,577 |
| Selling and administrative expenses | (193,939) | (182,489) | (173,445) |
| Corporate overhead | (64,535) | (58,100) | (54,580) |
| Alternative fuel mixture tax credits | — | (86,265) | 168,437 |
| Other expense, net | (10,723) | (19,964) | (14,535) |
| Income from operations | 272,749 | 185,382 | 352,454 |
| Interest expense, net | (29,245) | (32,278) | (35,483) |
| Income before taxes | 243,504 | 153,104 | 316,971 |
| (Provision) benefit for income taxes | (85,477) | 52,331 | (51,076) |
| Net income | $ 158,027 | $ 205,435 | $ 265,895 |
| Weighted average common shares outstanding | | | |
| Basic | 99,281 | 101,678 | 101,577 |
| Diluted | 100,376 | 102,608 | 102,358 |
| Net income per common share | | | |
| Basic | $ 1.59 | $ 2.02 | $ 2.62 |
| Diluted | $ 1.57 | $ 2.00 | $ 2.60 |
| Dividends declared per common share | $ 0.80 | $ 0.60 | $ 0.60 |

See notes to consolidated financial statements.

## Packaging Corporation of America

### Consolidated Statements of Changes in Stockholders' Equity
### For the Period January 1, 2009 through December 31, 2011

| | Common Stock | | Treasury Stock | | Additional Paid in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance at January 1, 2009 | 102,397,952 | $1,024 | — | $ — | $379,104 | $342,072 | $(38,251) | $ 683,949 |
| Common stock dividends declared | — | — | — | — | — | (61,612) | — | (61,612) |
| Restricted stock grants and cancellations | 434,605 | 4 | — | — | (222) | — | — | (218) |
| Exercise of stock options | 185,801 | 2 | — | — | 2,243 | — | — | 2,245 |
| Share-based compensation expense | — | — | — | — | 6,371 | — | — | 6,371 |
| Comprehensive income (loss): | | | | | | | | |
| Net income | — | — | — | — | — | 265,895 | — | 265,895 |
| Amortization of treasury locks | — | — | — | — | — | — | (1,846) | (1,846) |
| Amortization of unfunded employee benefit obligations, net of tax of $2.2 million | — | — | — | — | — | — | 3,304 | 3,304 |
| Unfunded employee benefit obligations, net of tax of $0.5 million | — | — | — | — | — | — | 757 | 757 |
| Total comprehensive income | | | | | | | | 268,110 |
| Balance at December 31, 2009 | 103,018,358 | 1,030 | — | — | 387,496 | 546,355 | (36,036) | 898,845 |
| Common stock repurchases and retirements | (1,665,392) | (17) | — | — | (38,884) | — | — | (38,901) |
| Common stock dividends declared | — | — | — | — | — | (61,679) | — | (61,679) |
| Restricted stock grants and cancellations | 560,845 | 6 | — | — | 507 | — | — | 513 |
| Exercise of stock options | 394,420 | 4 | — | — | 8,033 | — | — | 8,037 |
| Share-based compensation expense | — | — | — | — | 7,006 | — | — | 7,006 |
| Other | — | — | — | — | (1,910) | — | — | (1,910) |
| Comprehensive income (loss): | | | | | | | | |
| Net income | — | — | — | — | — | 205,435 | — | 205,435 |
| Amortization of treasury locks, net of tax of $0.5 million | — | — | — | — | — | — | (1,309) | (1,309) |
| Unrealized losses on treasury locks, net of tax of $1.9 million | — | — | — | — | — | — | (1,039) | (1,039) |
| Unrealized gains (losses) on foreign currency exchange contracts, net of tax of $0.4 million | — | — | — | — | — | — | (607) | (607) |
| Amortization of unfunded employee benefit obligations, net of tax of $2.3 million | — | — | — | — | — | — | 3,583 | 3,583 |
| Unfunded employee benefit obligations, net of tax of $5.7 million | — | — | — | — | — | — | (8,973) | (8,973) |
| Total comprehensive income | — | — | — | — | — | — | — | 197,090 |
| Balance at December 31, 2010 | 102,308,231 | 1,023 | — | — | 362,248 | 690,111 | (44,381) | 1,009,001 |
| Common stock repurchases and retirements | (4,896,666) | (49) | (2,355) | (59) | (29,098) | (93,871) | — | (123,077) |
| Common stock dividends declared | — | — | — | — | — | (80,307) | — | (80,307) |
| Restricted stock grants and cancellations | 569,724 | 6 | — | — | 506 | — | — | 512 |
| Exercise of stock options | 343,685 | 3 | — | — | 7,733 | — | — | 7,736 |
| Share-based compensation expense | — | — | — | — | 9,736 | — | — | 9,736 |
| Other | — | — | — | — | 679 | — | — | 679 |
| Comprehensive income (loss): | | | | | | | | |
| Net income | — | — | — | — | — | 158,027 | — | 158,027 |
| Amortization of treasury locks, net of tax of $0.7 million | — | — | — | — | — | — | (1,129) | (1,129) |
| Settlement of treasury lock, net of tax of $3.9 million | — | — | — | — | — | — | 6,058 | 6,058 |
| Unrealized losses on treasury locks, net of tax of $19.3 million | — | — | — | — | — | — | (30,382) | (30,382) |
| Amortization of net loss on foreign currency exchange contracts, net of tax of $0.03 million | — | — | — | — | — | — | 4 | 4 |
| Unrealized gains (losses) on foreign currency exchange contracts, net of tax of $0.1 million | — | — | — | — | — | — | 190 | 190 |
| Amortization of unfunded employee benefit obligations, net of tax of $2.4 million | — | — | — | — | — | — | 3,806 | 3,806 |
| Unfunded employee benefit obligations, net of tax of $20.3 million | — | — | — | — | — | — | (31,944) | (31,944) |
| Total comprehensive income | — | — | — | — | — | — | — | 104,630 |
| Balance at December 31, 2011 | 98,324,974 | $ 983 | (2,355) | $(59) | $351,804 | $673,960 | $(97,778) | $ 928,910 |

See notes to consolidated financial statements.

## Packaging Corporation of America

## Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| **Cash Flows from Operating Activities:** | | | |
| Net income | $ 158,027 | $ 205,435 | $ 265,895 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, depletion and amortization | 163,973 | 156,298 | 151,217 |
| Amortization of financing costs | 712 | 648 | 772 |
| Amortization of net gain on treasury lock | (1,846) | (1,846) | (1,846) |
| Share-based compensation expense | 9,736 | 7,006 | 7,261 |
| Deferred income tax provision | 27,347 | (120,579) | (13,819) |
| Loss on disposals of property, plant and equipment | 7,137 | 8,865 | 6,605 |
| Alternative fuel mixture tax credits receivable | — | 127,811 | (127,811) |
| Changes in operating assets and liabilities (net of effects of acquisitions): | | | |
| (Increase) decrease in assets — | | | |
| Accounts receivable | (16,946) | (50,256) | 13,602 |
| Inventories | (8,333) | (28,352) | (5,498) |
| Prepaid expenses and other current assets | (616) | (3,956) | (9,458) |
| Increase (decrease) in liabilities — | | | |
| Accounts payable | (694) | 25,367 | 22,475 |
| Accrued liabilities | 6,052 | 11,254 | 4,764 |
| Other, net | 965 | 12,225 | (8,028) |
| **Net cash provided by operating activities** | 345,514 | 349,920 | 306,131 |
| **Cash Flows from Investing Activities:** | | | |
| Additions to property, plant and equipment | (280,213) | (320,200) | (114,197) |
| Additions to other long term assets | (13,055) | (2,627) | (2,105) |
| Acquisition of businesses, net of cash acquired | (57,340) | — | (3,136) |
| Proceeds from disposals of property, plant and equipment | 443 | 1,513 | 114 |
| **Net cash used for investing activities** | (350,165) | (321,314) | (119,324) |
| **Cash Flows from Financing Activities:** | | | |
| Proceeds from long-term debt | 150,000 | — | — |
| Payments on long-term debt | (670) | (626) | (606) |
| Financing costs paid | (2,041) | — | — |
| Settlement of treasury lock | 9,910 | — | — |
| Common stock dividends paid | (76,012) | (61,798) | (76,898) |
| Repurchases of common stock | (125,027) | (38,901) | — |
| Proceeds from exercise of stock options | 7,016 | 7,496 | 1,615 |
| Excess tax benefits from share-based awards | 1,232 | 1,052 | 412 |
| **Net cash used for financing activities** | (35,592) | (92,777) | (75,477) |
| **Net decrease in cash and cash equivalents** | (40,243) | (64,171) | 111,330 |
| **Cash and cash equivalents, beginning of year** | 196,556 | 260,727 | 149,397 |
| **Cash and cash equivalents, end of year** | $ 156,313 | $ 196,556 | $ 260,727 |

See notes to consolidated financial statements.

## 1. NATURE OF BUSINESS

Packaging Corporation of America ("PCA" or the "Company") was incorporated on January 25, 1999. On April 12, 1999, PCA acquired the containerboard and corrugated packaging products business of Pactiv Corporation ("Pactiv"), formerly known as Tenneco Packaging Inc., a wholly owned subsidiary of Tenneco Inc. PCA had no operations from the date of incorporation on January 25, 1999 to April 11, 1999.

The Company is comprised of mills and corrugated manufacturing operations. The mill operations (the "Mills") consist of two kraft linerboard mills located in Counce, Tennessee, and Valdosta, Georgia, and two medium mills located in Filer City, Michigan, and Tomahawk, Wisconsin. The Mills transfer the majority of their containerboard produced to PCA's corrugated products plants.

PCA's corrugated manufacturing operations consist of 71 plants, with 41 operating as combining operations, or corrugated plants, and 30 as sheet plants; a technical and development center, six graphic design centers and a complement of packaging supplies and distribution centers. All plants are located in the continental United States. Corrugated plants combine linerboard and medium into sheets that are converted into corrugated shipping containers, point-of-sale graphics packaging, point-of-purchase displays and other specialized packaging. Sheet plants purchase sheets primarily from PCA corrugated products plants to use in the finished corrugated products converting process. The corrugated manufacturing operations sell to diverse customers primarily in North America.

As of December 31, 2011, PCA had approximately 8,300 employees. Approximately 2,500 of these employees were salaried and approximately 5,800 were hourly. Approximately 75% of its hourly employees are represented by unions. The majority of its unionized employees are represented by the United Steel Workers (USW), the International Brotherhood of Teamsters (IBT), and the International Association of Machinists (IAM).

Based on an agreement reached with the USW in August 2008, the existing labor agreements at PCA's containerboard mills covering USW-represented employees (88% of mill hourly workforce) were extended five years. With this extension, the USW contracts at the Company's mills are currently set to expire between September 2013 and June 2015. Agreements with other union mill employees (12% of mill hourly workforce) expire between June 2012 and October 2014. Based on an agreement reached with the USW in April 2009, the labor agreement at 25 corrugated plants covering USW represented employees was extended up to five years. Contracts for unionized corrugated products plant employees expire between February 2012 and December 2017. The Company is currently in negotiations to renew or extend any union contracts that have recently expired or are expiring in the near future.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Consolidation*

The accompanying consolidated financial statements of PCA include all majority-owned subsidiaries. All intercompany transactions have been eliminated. The Company has one joint venture that is accounted for under the equity method.

### *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity, when acquired, of three months or less. Cash equivalents are stated at cost, which approximates market.

### *Accounts Receivable*

The collectibility of PCA's accounts receivable is based upon a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations to PCA (e.g., bankruptcy filings, substantial downgrading of credit sources), a specific reserve for bad debts is recorded against amounts due to the Company to reduce the net recorded receivable to the amount the Company reasonably believes will be collected. For all other customers, reserves for bad debts are recognized based on historical collection experience. If collection experience deteriorates (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company), the estimate of the recoverability of amounts due could be reduced by a material amount.

The customer deductions reserve represents the estimated amount required for customer returns, allowances and earned discounts. Based on the Company's experience, customer returns, allowances and earned discounts have averaged 1.0% of gross selling price. Accordingly, PCA reserves 1.0% of its open customer accounts receivable balance for these items.

At December 31, 2011 and 2010, the allowance for doubtful accounts was $1.9 million and $2.5 million, respectively. The reserve for customer deductions of $3.1 million and $2.9 million at December 31, 2011 and 2010, respectively, are also included as a reduction of the accounts receivable balance.

### *Inventories*

With the exception of inventories at several corrugated products plants acquired since 2004, raw materials, work in process and finished goods are valued using the last-in, first-out ("LIFO") cost method. Inventories at the acquired plants are valued at the first-in, first-out ("FIFO") cost method. Supplies and materials are valued using a moving average cost. All inventories are stated at the lower of cost or market and include all costs directly associated with manufacturing products: materials, labor and manufacturing overhead. Inventories valued using the LIFO method totaled $197.3 million and $199.5 million, respectively, as of December 31, 2011 and 2010, compared to total inventory values (before the LIFO inventory reserve) of $324.0 million and $309.2 million for the same respective periods.

The components of inventories are as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Raw materials | $126,489 | $126,401 |
| Work in process | 7,610 | 6,395 |
| Finished goods | 74,391 | 73,710 |
| Supplies and materials | 115,541 | 102,720 |
| Inventories at FIFO or average cost | 324,031 | 309,226 |
| Excess of FIFO or average cost over LIFO cost | (69,356) | (68,084) |
| Inventories, net | $254,675 | $241,142 |

### *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost, and consist of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Land and land improvements | $ 102,483 | $ 98,197 |
| Buildings | 377,664 | 350,301 |
| Machinery and equipment | 3,045,145 | 2,753,258 |
| Construction in progress | 66,098 | 212,931 |
| Other | 27,170 | 24,834 |
| Property, plant and equipment, at cost | 3,618,560 | 3,439,521 |
| Less accumulated depreciation | (2,141,906) | (2,101,535) |
| Property, plant and equipment, net | $ 1,476,654 | $ 1,337,986 |

The amount of interest capitalized related to construction in progress was $7.1 million, $4.8 million and $0.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. Assets under capital leases are depreciated on the straight-line method over the term of the lease or the useful life, if shorter. The following lives are used for the various categories of assets:

| | |
|---|---|
| Buildings and land improvements | 5 to 40 years |
| Machinery and equipment | 3 to 25 years |
| Trucks and automobiles | 3 to 10 years |
| Furniture and fixtures | 3 to 20 years |
| Computers and hardware | 3 to 7 years |
| Leasehold improvements | Period of the lease or useful life, if shorter |

The amount of depreciation expense was $161.5 million, $154.0 million and $148.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Expenditures for repairs and maintenance are expensed as incurred.

Pursuant to the terms of an industrial revenue bond, title to certain property, plant and equipment was transferred to a municipal development authority in 2009 in order to receive a property tax abatement. The title of these assets will revert back to PCA upon retirement or cancellation of the bond. The assets are included in the consolidated balance sheet under the caption "Property, plant and equipment, net" as all risks and rewards remain with the Company.

### *Goodwill and Intangible Assets*

The Company has capitalized certain intangible assets, primarily customer lists and relationships, covenants not to compete and goodwill, based on their estimated fair value at the date of acquisition. Amortization is provided for customer lists and relationships on a straight-line basis over periods ranging from six to 40 years. Covenants not to compete are amortized on a straight-line basis over the terms of the respective agreements.

Goodwill, which amounted to $58.2 million and $38.9 million for the years ended December 31, 2011 and 2010, respectively, is not being amortized but is subject to an annual impairment test in accordance with

Accounting Standards Codification ("ASC") 350, "Intangibles — Goodwill and Other." The Company performs the impairment test at year end or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of goodwill is determined by comparing the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared to the carrying amount of its goodwill to determine if a write-down to fair value is necessary. The Company concluded that no impairment of goodwill existed at the time of the annual impairment tests in 2011, 2010 and 2009.

***Other Long-Term Assets***

PCA has capitalized certain costs related to obtaining its financing. These costs are amortized to interest expense using the effective interest rate method over the terms of the senior credit facilities and senior notes, which range from five to ten years. Unamortized deferred financing costs were $2.6 million and $1.3 million as of December 31, 2011 and 2010, respectively.

PCA leases the cutting rights to approximately 88,000 acres of timberland and capitalizes the annual lease payments and reforestation costs associated with these leases. These costs are recorded as depletion when timber is harvested and used in PCA's business operations or sold to customers. Capitalized long-term lease costs were $26.2 million and $24.5 million as of December 31, 2011 and 2010, respectively. The amount of depletion expense was $0.04 million, $0.5 million and $1.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

PCA capitalizes certain costs related to the purchase and development of software which is used in its business operations. The costs attributable to these software systems are amortized over their estimated useful lives based on various factors such as the effects of obsolescence, technology and other economic factors. Net capitalized software costs were $1.9 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively. Software amortization expense was $0.6 million, $0.6 million and $0.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

***Impairment of Long-Lived Assets***

Long-lived assets other than goodwill are reviewed for impairment in accordance with provisions of ASC 360, "Property, Plant and Equipment." In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the asset's (or group of assets') carrying amount to determine if a write-down to fair value is required. The Company concluded that no impairment of long-lived assets existed in 2011, 2010 and 2009.

***Pension and Postretirement Benefits***

One of the principal assumptions used to calculate net periodic pension cost is the expected long-term rate of return on plan assets. The expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate the actual long term returns.

The discount rate assumptions used to calculate net periodic pension and postretirement cost reflect the rates available on high-quality, fixed-income debt instruments on December 31st of each year. The rate of compensation increase is another significant assumption used to calculate net periodic pension cost and is determined by the Company based upon annual reviews.

For postretirement health care plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rate assumption.

### *Environmental Matters*

Environmental expenditures related to existing conditions resulting from past or current operations from which no current or future benefit is discernible are expensed as incurred. Environmental expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded for environmental contingencies when such costs are probable and reasonably estimable. These liabilities are adjusted as further information develops or circumstances change.

### *Asset Retirement Obligations*

The Company accounts for its retirement obligations related to its landfills under ASC 410, "Asset Retirement and Environmental Obligations," which requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and amortized to expense over the useful life of the asset.

### *Income Taxes*

PCA utilizes the liability method of accounting for income taxes whereby it recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets will be reduced by a valuation allowance if, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

PCA's practice is to recognize interest and penalties related to uncertain tax positions in income tax expense.

### *Fair Value of Financial Instruments*

PCA measures the fair value of its financial instruments in accordance with ASC 820, "Fair Value Measurements and Disclosures." The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes the following hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company measures the fair value of money market funds based on quoted prices in active markets for identical assets or liabilities. See Note 6 for information about PCA's pension plans' assets measured at fair value and Note 11 for information about PCA's assets and liabilities measured at fair value.

### *Planned Major Maintenance Activities*

The Company accounts for its planned major maintenance activities in accordance with ASC 360, "Property, Plant, and Equipment," using the deferral method. All maintenance costs incurred during the year are expensed in the year in which the maintenance activity occurs.

### *Revenue Recognition*

The Company recognizes revenue as title to the products is transferred to customers. Shipping and handling billings to a customer are included in net sales. Shipping and handling costs are included in cost of sales. In addition, the Company offers volume rebates to certain of its customers. The total cost of these programs is estimated and accrued as a reduction to net sales at the time of the respective sale.

### *Research and Development*

Research and development costs are expensed as incurred. The amount charged to expense was $12.5 million, $10.9 million and $9.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

### *Interest Expense, Net*

Interest expense, net, includes interest income of $0.02 million, $0.04 million and $0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, and amortization of the net gain on treasury lock settlements in July 2003 and March 2008 of $1.8 million for each of the years 2011, 2010 and 2009.

### *Trade Agreements*

PCA regularly trades containerboard with other manufacturers primarily to reduce shipping costs. These agreements are entered into with other producers on an annual basis, pursuant to which both parties agree to ship an identical number of tons of containerboard to each other within the agreement period. These agreements lower transportation costs by allowing each party's containerboard mills to ship containerboard to the other party's closest corrugated products plant. PCA tracks each shipment to ensure that the other party's shipments to PCA match PCA's shipments to the other party during the agreement period. Such transfers are possible because containerboard is a commodity product with no distinguishing product characteristics. These transactions are accounted for at carrying value, and revenue is not recorded as the transactions do not represent the culmination of an earnings process. The transactions are recorded into inventory accounts, and no income is recorded until such inventory is converted to a finished product and sold to an end-use customer.

### *Segment Information*

PCA is engaged in one line of business: the integrated manufacture and sale of packaging materials, boxes and containers for industrial and consumer markets. No single customer accounts for more than 10% of total net sales.

### *Derivative Instruments and Hedging Activities*

The Company records its derivatives in accordance with ASC 815, "Derivatives and Hedging." The guidance requires the Company to recognize derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For a derivative designated as a fair value hedge, the gain or loss on the derivative is recognized in earnings in the period of change in fair value together with the offsetting gain or loss on the hedged item. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) ("OCI") and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings.

### *Recent Accounting Pronouncements*

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-12, "Comprehensive Income (Topic 220) — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This ASU effectively defers only those changes in Update 2011-05 as discussed below that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income and gives the FASB additional time to redeliberate the presentation requirements for reclassification adjustments. The amendments in this ASU are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company will comply with the provisions of ASU 2011-12 upon its adoption on January 1, 2012.

In September 2011, the FASB issued ASU 2011-09, "Compensation — Retirement Benefits — Multiemployer Plans (Subtopic 715-80) — Disclosures about an Employer's Participation in a Multiemployer Plan." The amendments in this update require that employers provide additional quantitative and qualitative disclosures which will provide users with more detailed information about an employer's involvement in multiemployer pension plans and multiemployer other postretirement benefits plans. The provisions in this update are effective for fiscal years ending after December 15, 2011, with early adoption permitted. The adoption of this guidance on December 31, 2011 did not have any impact on the Company's disclosures.

The FASB issued ASU 2011-08, "Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment," which simplifies how entities test goodwill for impairment. The amendments in this update provide an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will comply with the provisions of ASU 2011-08 upon its adoption on January 1, 2012.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) — Presentation of Comprehensive Income." The amendments in this ASU require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions in this update should be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company will comply with the additional provisions of ASU 2011-05 upon its adoption on January 1, 2012.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The amendments in this ASU clarify the application of existing fair value measurement and disclosure requirements, which will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Company does not expect the adoption of this guidance to have any impact on its financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-28, "Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For such reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this guidance on January 1, 2011 did not have any impact on the Company's financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements." This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification ("ASC") 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As of January 1, 2011, the Company has adopted all disclosure provision of this guidance. See Note 11 for additional information.

***Reclassifications***

Certain immaterial reclassifications have been made to prior fiscal year balances to conform to the presentation of the current fiscal year.

## 3. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income per common share for the periods presented.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands, except per share data) | | |
| Numerator: | | | |
| Net income | $158,027 | $205,435 | $265,895 |
| Denominator: | | | |
| Basic common shares outstanding | 99,281 | 101,678 | 101,577 |
| Effect of dilutive securities: | | | |
| Stock options | 282 | 238 | 74 |
| Unvested restricted stock | 813 | 692 | 707 |
| Diluted common shares outstanding | 100,376 | 102,608 | 102,358 |
| Basic income per common share | $ 1.59 | $ 2.02 | $ 2.62 |
| Diluted income per common share | $ 1.57 | $ 2.00 | $ 2.60 |

Options to purchase 0.6 million shares and 1.8 million shares at December 31, 2010, and 2009, respectively, were not included in the computation of diluted common shares outstanding as their exercise price exceeded the average market price of the Company's common stock for the respective reporting period. All outstanding options to purchase shares at December 31, 2011 were included in the computation of diluted common shares outstanding.

## 4. STOCK-BASED COMPENSATION

In October 1999, the Company adopted a long-term equity incentive plan, which allows for grants of stock options, stock appreciation rights, restricted stock and performance awards to directors, officers and employees of PCA, as well as others who engage in services for PCA. The Company has not granted any option awards since 2007. Restricted stock awards granted to employees vest at the end of a four-year period, and stock awards granted to directors vest immediately. The plan, which will terminate on October 19, 2014, provides for the issuance of up to 8,550,000 shares of common stock over the life of the plan. As of December 31, 2011, options and restricted stock for 7,659,255 shares have been granted, net of forfeitures. Forfeitures are added back to the pool of shares of common stock available to be granted at a future date.

Compensation expense for both stock options, which were fully vested at June 30, 2010, and restricted stock recognized in the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| Stock options | $ — | $ 226 | $ 720 |
| Restricted stock | 9,736 | 6,780 | 6,541 |
| Impact on income before income taxes | 9,736 | 7,006 | 7,261 |
| Income tax benefit | (3,784) | (2,721) | (2,827) |
| Impact on net income | $ 5,952 | $ 4,285 | $ 4,434 |

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of each option grant as of the date of grant. Expected volatilities are based on historical volatility of the Company's common stock. The expected life of the option is estimated using historical data pertaining to option exercises and employee terminations. Separate groups of employees that have similar historical exercise behavior are considered separately for estimating the expected life. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant. The fair value of restricted stock is determined based on the closing price of the Company's common stock on the grant date.

A summary of the Company's stock option activity and related information follows:

| | Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | | | | (In thousands) |
| Outstanding at December 31, 2008 | 2,227,032 | $19.85 | | |
| Exercised | (185,801) | 8.69 | | |
| Forfeited | (67,930) | 19.11 | | |
| Outstanding at December 31, 2009 | 1,973,301 | 20.92 | | |
| Exercised | (394,420) | 19.01 | | |
| Forfeited | (10,497) | 24.62 | | |
| Outstanding at December 31, 2010 | 1,568,384 | 21.38 | | |
| Exercised | (343,685) | 20.34 | | |
| Outstanding and exercisable at December 31, 2011 | 1,224,699 | $21.64 | 1.5 | $4,485 |

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009 was $2.8 million, $2.4 million, and $1.7 million, respectively. As of December 31, 2011, there is no unrecognized compensation cost related to stock option awards granted under the Company's equity incentive plan as all outstanding awards have vested.

A summary of the Company's restricted stock activity follows:

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | Shares | Fair Market Value at Date of Grant | Shares | Fair Market Value at Date of Grant | Shares | Fair Market Value at Date of Grant |
| | | | (Dollars in thousands) | | | |
| Restricted stock at January 1 | 1,478,000 | $30,600 | 1,235,505 | $24,718 | 1,038,270 | $23,023 |
| Granted | 575,694 | 16,005 | 573,440 | 12,693 | 444,985 | 6,995 |
| Vested | (229,979) | (5,816) | (318,350) | (6,563) | (237,370) | (5,079) |
| Cancellations | (5,970) | (134) | (12,595) | (248) | (10,380) | (221) |
| Restricted stock at December 31 | 1,817,745 | $40,655 | 1,478,000 | $30,600 | 1,235,505 | $24,718 |

As of December 31, 2011, there was $21.6 million of total unrecognized compensation costs related to the restricted stock awards. The Company expects to recognize the cost of these stock awards over a weighted-average period of 2.6 years.

## 5. ACCRUED LIABILITIES

The components of accrued liabilities are as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Derivative — treasury lock | $ 48,829 | $ — |
| Bonuses and incentives and related payroll taxes | 31,480 | 32,345 |
| Medical insurance and workers' compensation | 18,685 | 16,242 |
| Customer volume discounts and rebates | 18,656 | 17,631 |
| Vacation and holiday pay | 16,576 | 16,012 |
| Franchise, property, sales and use taxes | 8,711 | 9,218 |
| Current portion of pension and postretirement benefits | 6,284 | 5,253 |
| Payroll and payroll taxes | 6,409 | 5,138 |
| Other | 7,629 | 7,388 |
| Total | $163,259 | $109,227 |

## 6. EMPLOYEE BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS

In connection with the acquisition from Pactiv, PCA and Pactiv entered into a human resources agreement which, among other items, granted PCA employees continued participation in the Pactiv pension plan for a period of up to five years following the closing of the acquisition for an agreed upon fee.

Effective January 1, 2003, PCA adopted a mirror-image pension plan for eligible hourly employees to succeed the Pactiv pension plan in which PCA hourly employees had participated though December 31, 2002. The PCA pension plan for hourly employees recognizes service earned under both the PCA plan and the prior Pactiv plan. Benefits earned under the PCA plan are reduced by retirement benefits earned under the Pactiv plan through December 31, 2002. All assets and liabilities associated with benefits earned through December 31, 2002 for hourly employees and retirees of PCA were retained by the Pactiv plan.

Effective May 1, 2004, PCA adopted a grandfathered pension plan for eligible salaried employees who had previously participated in the Pactiv pension plan. The benefit formula for the new PCA pension plan for salaried employees is comparable to that of the Pactiv plan except that the PCA plan uses career average base pay in the benefit formula in lieu of final average base pay. The PCA pension plan for salaried employees recognizes service earned under both the PCA plan and the prior Pactiv plan. Benefits earned under the PCA plan are reduced by retirement benefits earned under the Pactiv plan through April 30, 2004. All assets and liabilities associated with benefits earned through April 30, 2004 for salaried employees and retirees of PCA were retained by the Pactiv plan.

PCA maintains a supplemental executive retirement plan ("SERP"), which augments pension benefits for eligible executives earned under the PCA pension plan for salaried employees. Benefits are determined using the same formula as the PCA pension plan but in addition to counting career average base pay, the SERP also recognizes bonuses and any pay earned in excess of IRS qualified plan compensation limits. Benefits earned under the SERP are reduced by benefits paid from the PCA salaried pension plan and any prior qualified pension and SERP benefits earned under the Pactiv plan.

PCA previously maintained a separate SERP for its former CEO and current Executive Chairman which was paid out and terminated on March 15, 2009. The terminated plan was replaced by a lower cost deferred compensation benefit plan.

PCA provides certain medical benefits for retired salaried employees and certain medical and life insurance benefits for certain hourly employees. For salaried employees, the plan covers employees retiring from PCA on or after attaining age 58 who have had at least 10 years of full-time service with PCA after attaining age 48. For hourly employees, the postretirement medical coverage, where applicable, is available according to the eligibility provisions in effect at the employee's work location. Per the human resources agreement referred to above, Pactiv retained the liability relating to retiree medical and life benefits for PCA employees who had retired on or before April 12, 1999 or who were eligible to retire within two years of that date. On January 1, 2003, the Company adopted a new plan design for salaried employees incorporating annual dollar caps in determining the maximum amount of employer contributions made towards the total cost of postretirement medical coverage. Effective January 1, 2012 Pactiv curtailed the availability of retiree medical coverage to any of its salaried retirees, and their enrolled spouses, who were 65 or older. This affected approximately 50 PCA salaried retirees covered under Pactiv's retiree medical plan. PCA permitted these retirees and covered spouses to elect medical coverage under PCA's retiree medical plan effective January 1, 2012.

The following tables provide information related to the Company's pension and postretirement benefit plans.

| | Pension Plans | | | Postretirement Plans | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| | (In thousands) | | | | | |
| **Change in Benefit Obligation** | | | | | | |
| Benefit obligation at beginning of period | $246,985 | $203,292 | $178,455 | $23,215 | $20,080 | $17,300 |
| Service cost | 19,808 | 18,315 | 17,955 | 1,599 | 1,399 | 1,341 |
| Interest cost | 13,473 | 12,091 | 10,208 | 1,189 | 1,130 | 1,022 |
| Plan amendments | 1,827 | 837 | 7,168 | — | — | — |
| Actuarial loss | 35,399 | 15,153 | 701 | 755 | 1,931 | 987 |
| Participant contributions | — | — | — | 942 | 838 | 656 |
| Benefits paid | (3,337) | (2,703) | (11,195) | (1,763) | (2,163) | (1,226) |
| Benefit obligation at plan year end | $314,155 | $246,985 | $203,292 | $25,937 | $23,215 | $20,080 |
| Accumulated benefit obligation portion of above | $280,820 | $214,676 | $171,384 | | | |
| **Change in Fair Value of Plan Assets** | | | | | | |
| Plan assets at fair value at beginning of period | $167,033 | $140,065 | $ 97,248 | $ — | $ — | $ — |
| Actual return on plan assets | (732) | 14,457 | 18,590 | — | — | — |
| Company contributions | 22,158 | 15,214 | 35,422 | 821 | 1,325 | 570 |
| Participant contributions | — | — | — | 942 | 838 | 656 |
| Benefits paid | (3,337) | (2,703) | (11,195) | (1,763) | (2,163) | (1,226) |
| Fair value of plan assets at plan year end | $185,122 | $167,033 | $140,065 | $ — | $ — | $ — |

| | Pension Plans | | Postretirement Plans | |
|---|---|---|---|---|
| | December 31, 2011 | December 31, 2010 | December 31, 2011 | December 31, 2010 |
| | (In thousands) | | | |
| **Development of Net Amount Recognized** | | | | |
| Benefit obligation in excess of plan assets at December 31 | $(129,033) | $(79,952) | $(25,937) | $(23,215) |
| **Amounts Recognized in Statement of Financial Position** | | | | |
| Current liabilities | $ (5,232) | $ (4,107) | $ (1,052) | $ (1,146) |
| Noncurrent liabilities | (123,801) | (75,845) | (24,885) | (22,069) |
| Accrued benefit recognized at December 31 | $(129,033) | $(79,952) | $(25,937) | $(23,215) |
| **Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax** | | | | |
| Prior service cost | $ 23,573 | $ 25,957 | $ (481) | $ (734) |
| Actuarial loss | 45,791 | 15,714 | 5,193 | 5,001 |
| Total | $ 69,364 | $ 41,671 | $ 4,712 | $ 4,267 |

| | Pension Plans | | | Postretirement Plans | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| | (In thousands) | | | | | |
| **Components of Net Periodic Benefit Cost** | | | | | | |
| Service cost for benefits earned during the year | $ 19,808 | $ 18,315 | $17,955 | $1,599 | $1,399 | $1,341 |
| Interest cost on accumulated benefit obligation | 13,473 | 12,091 | 10,208 | 1,189 | 1,130 | 1,022 |
| Expected return on plan assets | (13,544) | (11,207) | (8,573) | — | — | — |
| Net amortization of unrecognized amounts | | | | | | |
| Prior service cost | 5,782 | 5,685 | 4,903 | (416) | (416) | (416) |
| Actuarial loss | 411 | 247 | 803 | 449 | 342 | 328 |
| Other | — | — | (126) | — | — | — |
| Net periodic benefit cost | $ 25,930 | $ 25,131 | $25,170 | $2,821 | $2,455 | $2,275 |

For the year ended December 31, 2012, the Company expects to recognize in net periodic benefit cost $6.0 million ($3.7 million net of tax) and $(0.4) million ($0.3 million net of tax) of prior service cost for pension and postretirement plans, respectively, and $4.9 million ($3.0 million net of tax) and $0.5 million ($0.3 million net of tax) of actuarial loss for pension and postretirement plans, respectively, which is included in accumulated other comprehensive income (loss) at December 31, 2011.

| | Pension Plans | | | Postretirement Plans | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| **Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31** | | | | | | |
| Discount rate | 4.75% | 5.50% | 6.00% | 4.50% | 5.25% | 5.75% |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% | N/A | N/A | N/A |
| **Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for the Years Ended December 31** | | | | | | |
| Discount rate | 5.50% | 6.00% | 6.00% | 5.25% | 5.75% | 6.00% |
| Expected return on plan assets | 7.75% | 7.75% | 8.25% | N/A | N/A | N/A |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% | N/A | N/A | N/A |

The expected return on pension plan assets reflects the expected long-term rates of return for the categories of investments currently held in the plan as well as anticipated returns for additional contributions made in the future. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the plan investments.

The discount rate assumptions used to calculate the present value of pension and postretirement benefit obligations reflect the rates available on high-quality, fixed-income debt instruments on December 31st. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company based upon annual reviews.

In determining net pension and postretirement benefit costs, the Company elected to amortize prior service cost on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans. A 10% corridor is used to determine the amount of the unrecognized net gain or loss to be amortized. The excess, if any, of the unrecognized net gain or loss over 10% of the greater of the projected benefit obligation or the market-related value of plan assets is amortized over the average remaining service period until retirement for active participants and included in the net periodic benefit cost.

The Company assumed health care cost trend rates for its postretirement benefits plans were as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Health care cost trend rate assumed for next year | 8.00% | 7.50% | 7.50% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.50% | 5.00% | 5.00% |
| Year that the rate reaches the ultimate trend rate | 2016 | 2016 | 2015 |

A one-percentage point change in assumed health care cost trend rates would have the following effects on the 2011 postretirement benefit obligation and the 2011 net post retirement benefit cost:

| | 1-Percentage Point Increase | 1-Percentage Point Decrease |
|---|---|---|
| | (In thousands) | |
| Effect on postretirement benefit obligation | $662 | $(587) |
| Effect on net postretirement benefit cost | 65 | (56) |

PCA has retained the services of a professional advisor to oversee pension investments and provide recommendations regarding investment strategy. PCA's overall strategy and related apportionments between equity and debt securities may change from time to time based on market conditions, external economic factors, and the funding status of the plans. Pension plans' assets were invested in the following classes of securities at December 31, 2011 and 2010:

| | Percentage of Fair Value | |
|---|---|---|
| | 2011 | 2010 |
| Equity securities | 36% | 39% |
| Debt securities | 63% | 60% |
| Other | 1% | 1% |

The fair values of PCA's pension plans' assets at December 31, 2011 and 2010, measured on a recurring basis, by asset category are as follows:

| | Fair Value Measurements at December 31, 2011 | | | |
|---|---|---|---|---|
| Asset Category | Total | Quoted Prices in Active Markets for identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (In thousands) | | | |
| Short-term investments | $ 1,257 | $ — | $ 1,257 | $— |
| *Equity securities:* | | | | |
| U.S. large value | 11,272 | 11,272 | | |
| U.S. large growth | 9,172 | 9,172 | | |
| U.S. mid-cap value | 1,914 | 1,914 | | |
| U.S. mid-cap growth | 3,684 | 3,684 | | |
| U.S. small blend | 3,784 | | 3,784 | |
| Foreign large blend | 27,164 | 27,164 | | |
| Diversified emerging markets | 5,306 | 5,306 | | |
| Real estate | 5,405 | 5,405 | | |
| *Debt securities:* | | | | |
| Government bonds | 24,372 | | 24,372 | |
| Corporate bonds | 91,792 | 36,929 | 54,863 | — |
| Total | $185,122 | $100,846 | $84,276 | $— |

| Asset Category | Total | Fair Value Measurements at December 31, 2010 Quoted Prices in Active Markets for identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In thousands) | | |
| Short-term investments | $ 1,320 | $ — | $ 1,320 | $— |
| *Equity securities:* | | | | |
| U.S. large value | 10,594 | 10,594 | | |
| U.S. large growth | 8,519 | 8,519 | | |
| U.S. mid-cap value | 1,871 | 1,871 | | |
| U.S. mid-cap growth | 3,486 | 3,486 | | |
| U.S. small blend | 3,394 | | 3,394 | |
| Foreign large blend | 26,616 | 26,616 | | |
| Diversified emerging markets | 5,219 | 5,219 | | |
| Real estate | 5,095 | 5,095 | | |
| *Debt securities:* | | | | |
| Government bonds | 21,088 | | 21,088 | |
| Corporate bonds | 79,831 | 33,240 | 46,591 | |
| Total | $167,033 | $94,640 | $72,393 | $— |

The Company makes pension plan contributions that are sufficient to fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). However, from time to time the Company may make discretionary contributions in excess of the required minimum amounts. PCA currently expects to make pension contributions of $32.6 million and record pension plan expense of $36.0 million in 2012.

The following are estimated benefit payments to be paid to current plan participants by year:

| | Pension Plans | Postretirement Plans |
|---|---|---|
| | (In thousands) | |
| 2012 | $ 5,232 | $ 1,052 |
| 2013 | 6,655 | 1,139 |
| 2014 | 8,157 | 1,226 |
| 2015 | 9,813 | 1,380 |
| 2016 | 11,457 | 1,481 |
| 2017 — 2021 | 85,357 | 10,258 |

The Company has two defined contribution benefit plans that cover all full-time salaried employees and certain hourly employees at several of the Company's facilities. Employees can make voluntary contributions in accordance with the provisions of their respective plan. The Company made employer-matching contributions of $10.4 million, $9.6 million and $9.4 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Effective January 1, 2011, PCA's Board of Directors adopted a resolution designating the portion of the defined contribution plan's investments held in the Company's stock, and any future employee or employer contribution invested in the Company's stock, as investments in an "Employee Stock Ownership Plan" ("ESOP"). The Company uses the ESOP to provide the Company's matching contribution in the form of the Company's stock to the plan participants (full-time salaried employees only). The Company expenses the employer-matching contributions and charges dividends on shares held by the ESOP to retained earnings. Any shares of Company stock held by the ESOP are included in basic shares for earnings-per-share computations. At December 31, 2011, the ESOP held 2.6 million shares of the Company's common stock.

Salaried employees who are not participants in the grandfathered pension plan (generally those hired on or after April 12, 1999) receive a service-related Company retirement contribution to their defined contribution plan account in addition to any employer matching contribution. This contribution increases with years of service and ranges from 3% to 5% of base pay. The Company expensed $3.9 million, $3.1 million and $2.8 million for this retirement contribution during the years ended December 31, 2011, 2010 and 2009, respectively.

## 7. GOODWILL AND OTHER INTANGIBLE ASSETS

### *Goodwill*

Changes in the carrying amount of goodwill for the period ended December 31, 2011 are as follows:

| (In thousands) | |
|---|---|
| Balance as of December 31, 2010 and 2009 | $38,854 |
| Acquisitions | 19,360 |
| Balance at December 31, 2011 | $58,214 |

### *Other Intangible Assets*

The components of other intangible assets are as follows:

| | Weighted Average Remaining Life | As of December 31, 2011 | | As of December 31, 2010 | |
|---|---|---|---|---|---|
| | | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| | | (In thousands) | | | |
| Customer relationships | 18.7 years | $32,520 | $7,771 | $17,441 | $6,466 |
| Other | 2.6 years | 349 | 56 | — | — |
| Total other intangible assets | | $32,869 | $7,827 | $17,441 | $6,466 |

The amount of amortization expense was $1.4 million, $0.8 million, and $0.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Estimated amortization of intangible assets over the next five years is expected to approximate $2.0 million (2012), $2.0 million (2013), $1.9 million (2014), $1.8 million (2015) and $1.8 million (2016).

## 8. DEBT

A summary of debt is set forth in the following table:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Receivables credit facility, effective interest rate of 1.15% and 1.56% as of December 31, 2011 and 2010, respectively, due October 11, 2014 | $109,000 | $109,000 |
| Senior credit facility — | | |
| Term loan, effective interest rate of 2.08% as of December 31, 2011, due October 11, 2016 | 150,000 | — |
| Senior notes, net of discount of $514 and $857 as of December 31, 2011 and 2010, respectively, interest at 5.75% payable semi-annually, due August 1, 2013 | 399,486 | 399,143 |
| Senior notes, net of discount of $38 and $44 as of December 31, 2011 and 2010, respectively, interest at 6.50% payable semi-annually, due March 15, 2018 | 149,962 | 149,956 |
| Total | 808,448 | 658,099 |
| Less current portion | 15,000 | 109,000 |
| Total long-term debt | $793,448 | $549,099 |

On July 21, 2003, PCA offered to qualified institutional investors $150.0 million of 4.375% senior notes which matured in 2008 and $400.0 million of 5.75% senior notes due 2013. On March 25, 2008, PCA refinanced the five-year notes, issuing $150.0 million of 6.50% senior notes due March 15, 2018 through a registered public offering.

On October 11, 2011, the Company replaced its senior credit facility that was scheduled to terminate in April 2013 with a new senior credit facility that provides a $150.0 million term loan facility, which PCA fully borrowed, and a $250.0 million revolving credit facility, including a $50.0 million subfacility for letters of credit. Borrowings may be used for general corporate purposes and bear interest at LIBOR plus a margin that is determined based upon PCA's credit ratings. The new senior credit facility will terminate on October 11, 2016. The Company had no borrowings and $14.3 million of outstanding letters of credit under the revolving credit facility, resulting in $235.7 million in unused borrowing capacity as of December 31, 2011.

Also on October 11, 2011, PCA amended its existing receivables credit facility agreement which extended the termination date to October 11, 2014 and increased the borrowing availability from $150.0 million to $200.0 million. The Company had $91.0 million in additional borrowing capacity available under this facility as of December 31, 2011.

The instruments governing PCA's indebtedness contain financial and other covenants that limit the ability of PCA and its subsidiaries to enter into sale and leaseback transactions, incur liens, incur indebtedness at the subsidiary level, enter into certain transactions with affiliates, merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of its assets. The senior credit facility also requires PCA to comply with certain financial covenants, including maintaining a minimum interest coverage ratio and a maximum leverage ratio. A failure to comply with these restrictions could lead to an event of default, which could result in an acceleration of any outstanding indebtedness and/or prohibit the Company from drawing on the senior credit facility. Such an acceleration may also constitute an event of default under the senior notes indenture and the receivables credit facility. At December 31, 2011, the Company was in compliance with these covenants.

Additional information regarding PCA's variable rate debt is shown below:

| | Reference Interest Rate | | Applicable Margin | |
|---|---|---|---|---|
| | December 31, | | December 31, | |
| | 2011 | 2010 | 2011 | 2010 |
| Receivables credit facility | 0.30% | 0.26% | 0.85% | 1.30% |
| Senior credit facility | 0.58% | — | 1.50% | — |

As of December 31, 2011, annual principal maturities for debt, excluding unamortized debt discount, are: $15.0 million (2012), $415.0 million (2013), $124.0 million (2014), $15.0 million (2015), $90.0 million (2016) and $150.0 million (2017 and after).

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2011, 2010 and 2009, amounted to $35.2 million, $35.3 million, and $35.7 million, respectively.

PCA has an on-balance sheet securitization program for its trade accounts receivable that is accounted for as a secured borrowing under ASC 860, "Transfers and Servicing." To effectuate this program, the Company formed a wholly owned limited purpose subsidiary, Packaging Credit Company, LLC ("PCC"), which in turn formed a wholly owned, bankruptcy-remote, special-purpose subsidiary, Packaging Receivables Company, LLC ("PRC"), for the purpose of acquiring receivables from PCC. Both of these entities are included in the consolidated financial statements of the Company. Under this program, PCC purchases on an ongoing basis substantially all of the receivables of the Company and sells such receivables to PRC. PRC and lenders established a $200.0 million receivables-backed revolving credit facility ("Receivables Credit Facility") through which PRC obtains funds to purchase receivables from PCC. The receivables purchased by PRC are solely the property of PRC. In the event of liquidation of PRC, the creditors of PRC would be entitled to satisfy their claims from PRC's assets prior to any distribution to PCC or the Company. Credit available under the receivables credit facility is on a borrowing-base formula. As a result, the full amount of the facility may not be available at all times. At December 31, 2011, $109.0 million was outstanding and included in "Long — term debt" on the consolidated balance sheet. Substantially all accounts receivable at December 31, 2011 have been sold to PRC and are included in "Accounts receivable, net of allowance for doubtful accounts and customer deductions" on the consolidated balance sheet. The highest outstanding principal balance under the receivables credit facility during 2011 was $109.0 million.

A summary of the Company's drawings under revolving credit facilities, including the impact of $14.3 million of outstanding letters of credit, as of December 31, 2011 follows:

| | Commitments | Utilized | Available |
|---|---|---|---|
| | | (In thousands) | |
| Receivables credit facility | $200,000 | $109,000 | $ 91,000 |
| Senior revolving credit facility | 250,000 | 14,312 | 235,688 |
| | $450,000 | $123,312 | $326,688 |

PCA is required to pay commitment fees on the unused portions of the credit facilities. The Company's outstanding letters of credit at December 31, 2011 are primarily for workers' compensation.

## 9. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

### *Hedging Strategy*

PCA is exposed to certain risks relating to its ongoing operations. When appropriate, the Company uses derivatives as a risk management tool to mitigate the potential impact of certain market risks. The primary risks managed by using derivative financial instruments are interest rate and foreign currency exchange rate risks. PCA does not enter into derivative financial instruments for trading or speculative purposes.

### *Interest Rate Risk*

The Company has historically used treasury lock derivative instruments to manage interest costs and the risk associated with changing interest rates. On June 12, 2003 and January 17, 2008, in connection with contemplated issuances of ten-year debt securities, PCA entered into interest rate protection agreements with counterparties to protect against increases in the ten-year U.S. Treasury Note rate. These treasury rates served as references in determining the interest rates applicable to the debt securities the Company issued in July 2003 and March 2008, respectively. As a result of changes in the interest rates on those treasury securities between the time PCA entered into the agreements and the time PCA priced and issued the debt securities, the Company: (1) received a payment of $22.8 million from the counterparty upon settlement of the 2003 interest rate protection agreement on July 21, 2003; and (2) made a payment of $4.4 million to the counterparty upon settlement of the 2008 interest rate protection agreement on March 25, 2008. The Company recorded the settlements in accumulated other comprehensive income (loss), which are amortized over the terms of the respective notes.

On May 25, 2010, in connection with a contemplated issuance of ten-year debt securities to eventually refinance PCA's currently outstanding $400.0 million of senior notes that mature in 2013, PCA entered into interest rate protection agreements with counterparties to protect against increases in the ten-year U.S. Treasury Note rate. The treasury rate will serve as a reference in determining the interest rate applicable to the new debt securities the Company expects to issue in the future. The interest rate protection agreements were properly documented and designated as cash flow hedges at inception. On February 4, 2011, PCA settled the treasury locks and received a payment of $9.9 million. The settlement was recorded in accumulated other comprehensive income (loss) and will be amortized over the terms of the respective notes once issued.

On August 1, 2011, PCA entered into an interest rate protection agreement with a counterparty to protect against increases in the ten-year U.S. Treasury Note rate. The treasury rate will serve as a reference in determining the interest rate applicable to the new debt securities the Company expects to issue in the future to refinance PCA's currently outstanding $400.0 million of senior notes that mature in 2013. At December 31, 2011, the Company had a notional value of $400.0 million in an interest rate protection agreement outstanding that is expected to settle by the end of 2012.

### *Foreign Currency Exchange Rate Risk*

In connection with the energy optimization projects at its Valdosta, Georgia mill and Counce, Tennessee mill, the Company entered into foreign currency forward contracts in 2009 and 2010 to hedge its exposure to forecasted purchases of machinery and equipment denominated in foreign currencies. The foreign currency forward contracts were properly documented and designated as cash flow hedges at inception. At December 31, 2011, all contracts have been settled for a loss of $0.7 million. The loss was recorded in accumulated other comprehensive income (loss) and will be amortized over the lives of the respective machinery and equipment beginning in the fourth quarter of 2011. At December 31, 2011, the Company did not have any foreign currency forward contracts outstanding.

### *Counterparty Credit Risk*

The Company is exposed to credit risk in the event of non-performance by counterparties to these derivative financial instruments. The amount of counterparty credit exposure is the unrealized gains, if any, on such derivative contracts. To minimize credit risk, the Company only enters into these types of transactions with investment grade counterparties. On a quarterly basis, the Company evaluates each hedge's net position relative to the counterparty's ability to cover its position. Although no assurances can be given, the Company does not expect any of the counterparties to these derivative financial instruments to fail to meet its obligations.

### *Derivative Instruments*

The fair value of the Company's treasury lock at December 31, 2011 was $48.8 million, which is included in "Accrued liabilities" on the Company's consolidated balance sheet at December 31, 2011.

The impact of derivative instruments on the consolidated statements of income and OCI is as follows:

| | Amount of Net Gain (Loss) Recognized in OCI (Effective Portion) December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Treasury locks, net of tax | $(23,289) | $2,164 |
| Foreign currency exchange contracts, net of tax | (413) | (607) |
| Total | $(23,702) | $1,557 |

| | Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) Year Ended December 31, | | |
|---|---|---|---|
| Location | 2011 | 2010 | 2009 |
| Interest expense, net | $1,846 | $1,846 | $1,846 |
| Cost of sales | (7) | — | — |

The net amount of settlement gains or losses on derivative instruments included in accumulated OCI to be realized during the next 12 months is a net gain of $1.8 million ($1.2 million after tax) at December 31, 2011. Mark to market gains and losses on derivative instruments included in accumulated OCI will be reclassified into earnings in the same periods during which the hedged transactions affect earnings. There were no ineffective portions of these contracts during the period.

## 10. FINANCIAL INSTRUMENTS

The carrying and estimated fair values of PCA's financial instruments at December 31, 2011 and 2010 were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (In thousands) | | | |
| Cash and cash equivalents | $ 156,313 | $ 156,313 | $ 196,556 | $ 196,556 |
| Long-term debt — | | | | |
| 5.75% senior notes | (399,486) | (423,324) | (399,143) | (430,464) |
| 6.50% senior notes | (149,962) | (174,576) | (149,956) | (158,800) |
| Term loan | (150,000) | (150,000) | — | — |
| Receivables credit facility | (109,000) | (109,000) | (109,000) | (109,000) |
| Capital lease obligation | (21,832) | (21,832) | (22,502) | (22,502) |

The fair value of cash and cash equivalents approximates its carrying amounts due to the short-term nature of these financial instruments.

The fair value of the term loan and the receivables credit facility approximates its carrying amount due to the variable interest-rate feature of the instruments. The fair values of the senior notes are based on quoted market prices. The fair value of the capital lease obligation was estimated to not be materially different from the carrying amount.

## 11. FAIR VALUE MEASUREMENTS

The following presents information about PCA's assets and liabilities measured at fair value and the valuation techniques used to determine those fair values. The inputs used in the determination of fair values are categorized according to the fair value hierarchy as being Level 1, Level 2 or Level 3 in accordance with ASC 820, "Fair Value Measurements and Disclosures." The valuation techniques are as follows:

(a) Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

(b) Cost approach — amount that would be required to replace the service capacity of an asset (replacement cost)

(c) Income approach — techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models)

Assets and liabilities measured at fair value on a recurring basis are as follows:

| | As of December 31, 2011 | | | | As of December 31, 2010 | |
|---|---|---|---|---|---|---|
| | | | Measurement Approach | | | |
| | Carrying Value | Fair Value | Level | Valuation Technique | Carrying Value | Fair Value |
| | | | (In thousands) | | | |
| *Current Assets* | | | | | | |
| Money market funds | $155,814 | $155,814 | 1 | (a) | $196,058 | $196,058 |
| Foreign currency exchange contracts | — | — | 2 | (a) | 12 | 12 |
| *Long-Term Assets* | | | | | | |
| Treasury locks | — | — | 2 | (a) | 872 | 872 |
| *Accrued Liabilities* | | | | | | |
| Treasury locks | 48,829 | 48,829 | 2 | (a) | — | — |

The money market funds PCA invests in include funds comprised of U.S. Treasury obligations or backed by U.S. Treasury obligations. The Company measures the fair value of money market funds based on quoted prices in active markets for identical assets.

The Company calculates the fair value of its treasury locks and foreign currency forward contracts using quoted treasury rates and currency spot rates, respectively, plus or minus forward points to calculate forward rates.

There were no changes in the Company's valuation techniques used to measure fair values on a recurring basis as a result of adopting ASC 820. PCA had no assets or liabilities that were measured on a nonrecurring basis.

## 12. STOCK REPURCHASE PROGRAM

On October 17, 2007, PCA announced that its Board of Directors had authorized a $150.0 million common stock repurchase program, which it completed in the second quarter of 2011. The Company repurchased 863,466 shares of common stock at an average of $27.94 per share under this authorization in 2011. All repurchased shares were retired prior to June 30, 2011.

On February 22, 2011, PCA announced that its Board of Directors had authorized the repurchase of an additional $100.0 million of the Company's outstanding common stock. Through December 31, 2011, the Company repurchased 3,960,555 shares of common stock for $99.0 million, or an average of $24.99 per share, under this authorization. All but 2,355 repurchased shares were retired prior to December 31, 2011. As of December 31, 2011, $1.0 million of the $100.0 million authorization remained available for repurchase of the Company's common stock.

On December 14, 2011, the Company announced that its Board of Directors had authorized the repurchase of an additional $150.0 million of the Company's outstanding common stock. The full amount of the authorization remained available for repurchase of PCA's common stock at December 31, 2011.

## 13. COMMITMENTS AND CONTINGENCIES

### *Capital Commitments*

The Company had authorized capital commitments of approximately $40.4 million and $143.3 million as of December 31, 2011 and 2010, respectively, in connection with the expansion and replacement of existing facilities and equipment. Included in authorized capital commitments is $109.2 million at December 31, 2010 for the major energy optimization projects at its Counce and Valdosta mills.

### *Lease Obligations*

PCA leases space for certain of its facilities, cutting rights to approximately 88,000 acres of timberland, and equipment, primarily vehicles and rolling stock. Lease terms range from one to 14 years and may contain renewal options or escalation clauses. Some leases may require the Company to pay executory costs, which may include property taxes, maintenance and insurance. The minimum lease payments under non-cancelable operating leases with lease terms in excess of one year are as follows:

| | (In thousands) |
|---|---|
| 2012 | $ 32,103 |
| 2013 | 28,384 |
| 2014 | 20,465 |
| 2015 | 13,049 |
| 2016 | 8,676 |
| Thereafter | 45,413 |
| Total | $148,090 |

Total lease expense, including base rent on all leases and executory costs, such as insurance, taxes, and maintenance, for the years ended December 31, 2011, 2010 and 2009 was $46.1 million, $42.0 million and $41.3 million, respectively. These costs are included in cost of goods sold and selling and administrative expenses.

PCA was obligated under capital leases covering buildings and machinery and equipment in the amount of $21.8 million and $22.5 million at December 31, 2011 and 2010, respectively. Assets held under capital lease obligations are included in property, plant and equipment as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Buildings | $ 250 | $ 250 |
| Machinery and equipment | 23,602 | 23,602 |
| Total | 23,852 | 23,852 |
| Less accumulated amortization | (5,028) | (3,481) |
| Total | $18,824 | $20,371 |

Amortization of assets under capital lease obligations is included in depreciation expense.

The future minimum payments under capitalized leases at December 31, 2011 are as follows:

| | (In thousands) |
|---|---|
| 2012 | $ 2,202 |
| 2013 | 2,202 |
| 2014 | 2,202 |
| 2015 | 2,202 |
| 2016 | 2,202 |
| Thereafter | 25,872 |
| Total minimum capital lease payments | 36,882 |
| Less amounts representing interest | 15,050 |
| Present value of net minimum capital lease payments | 21,832 |
| Less current maturities of capital lease obligations | 718 |
| Total long-term capital lease obligations | $21,114 |

Interest paid as part of the capital lease obligations was $1.5 million, $1.6 million, and $1.6 million during the years ended December 31, 2011, 2010 and 2009, respectively.

***Purchase Commitments***

The Company has entered into various purchase agreements for minimum amounts of pulpwood processing and energy over periods ranging from one to twenty years at fixed prices. Total purchase commitments are as follows:

| | (In thousands) |
|---|---|
| 2012 | $ 6,099 |
| 2013 | 4,903 |
| 2014 | 1,486 |
| 2015 | 1,486 |
| 2016 | 1,486 |
| Thereafter | 18,387 |
| Total | $33,847 |

The Company purchased $28.5 million, $32.8 million, and $37.3 million during the years ended December 31, 2011, 2010 and 2009, respectively, under these purchase agreements.

***Litigation***

During September and October 2010, PCA and eight other U.S. and Canadian containerboard producers were named as defendants in five purported class action lawsuits filed in the United States District Court for the Northern District of Illinois, alleging violations of the Sherman Act. The lawsuits have been consolidated in a single complaint under the caption *Kleen Products LLC v Packaging Corp. of America et al.* The consolidated complaint alleges that the defendants conspired to limit the supply of containerboard, and that the purpose and effect of the alleged conspiracy was to artificially increase prices of containerboard products during the period of August 2005 to the time of filing of the complaints. The complaint was filed as a purported class action suit on behalf of all purchasers of containerboard products during such period. The complaint seeks treble damages and costs, including attorney's fees. The defendants' motions to dismiss the complaint were denied by the court in

April 2011. PCA believes the allegations are without merit and will defend this lawsuit vigorously. However, as the lawsuit is in the early stages of discovery, PCA is unable to predict the ultimate outcome or estimate a range of reasonably possible losses.

PCA is a party to various other legal actions arising in the ordinary course of business. These legal actions cover a broad variety of claims spanning our entire business. As of the date of this filing, the Company believes it is not reasonably possible that the resolution of these legal actions will, individually or in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows.

***Environmental Liabilities***

The potential costs for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. From 1994 through 2011, remediation costs at the Company's mills and corrugated plants totaled approximately $3.2 million. As of December 31, 2011, the Company maintained an environmental reserve of $10.5 million relating to on-site landfills (see Note 14) and surface impoundments as well as ongoing and anticipated remedial projects. Liabilities recorded for environmental contingencies are estimates of the probable costs based upon available information and assumptions. Because of these uncertainties, PCA's estimates may change. As of the date of this filing, the Company believes that it is not reasonably possible that future environmental expenditures for remediation costs and asset retirement obligations above the $10.5 million accrued as of December 31, 2011, will have a material impact on its financial condition, results of operations, or cash flows.

## 14. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations consist primarily of landfill capping and closure and post-closure costs. PCA is legally required to perform capping and closure and post-closure care on the landfills at each of the Company's mills. In accordance with ASC 410, "Asset Retirement and Environmental Obligations," PCA recognizes the fair value of these liabilities as an asset retirement obligation for each landfill and capitalizes that cost as part of the cost basis of the related asset. The liability is accreted to its estimated value of the asset retirement obligation over time, and the related assets are depreciated on a straight-line basis over their useful lives. Upon settlement of the liability, PCA will recognize a gain or loss for any difference between the settlement amount and the recorded liability.

The following table describes changes to PCA's asset retirement obligation liability:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Asset retirement obligation, January 1 | $4,884 | $4,521 |
| Accretion expense | 211 | 363 |
| Payments | — | — |
| Asset retirement obligation, December 31 | $5,095 | $4,884 |

## 15. INCOME TAXES

Following is an analysis of the components of the consolidated income tax provision:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Current — | | | |
| U.S. | $41,452 | $ 44,595 | $ 52,704 |
| State and local | 16,678 | 23,653 | 12,191 |
| Total current provision for taxes | 58,130 | 68,248 | 64,895 |
| Deferred — | | | |
| U.S. | 29,895 | (117,945) | (11,745) |
| State and local | (2,548) | (2,634) | (2,074) |
| Total deferred provision for taxes | 27,347 | (120,579) | (13,819) |
| Total provision (benefit) for taxes | $85,477 | $ (52,331) | $ 51,076 |

The effective tax rate varies from the U.S. Federal statutory tax rate principally due to the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Provision computed at U.S. Federal statutory rate of 35% | $85,226 | $ 53,586 | $110,939 |
| Alternative fuel mixture and cellulosic biofuel producer credits | — | (104,785) | (61,673) |
| State and local taxes, net of federal benefit | 7,504 | 7,694 | 4,566 |
| Domestic manufacturers deduction | (7,670) | (7,540) | (2,956) |
| Other | 417 | (1,286) | 200 |
| Total | $85,477 | $ (52,331) | $ 51,076 |

The $104.8 million benefit in 2010 includes the reallocation of gallons from the alternative fuel mixture credit to the cellulosic biofuel producer credit claimed in the 2009 federal tax return, and includes a reserve for uncertain tax positions of $102.0 million. For further discussion regarding the alternative fuel mixture and cellulosic biofuel producer credits recorded during 2010 and 2009, see Note 16.

Deferred income tax assets and liabilities at December 31 are summarized as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Accrued liabilities | $ 5,287 | $ 6,538 |
| Employee benefits and compensation | 15,100 | 15,794 |
| Inventories | 6,809 | 4,758 |
| Stock options and restricted stock | 8,596 | 7,485 |
| Pension and postretirement benefits | 60,455 | 41,930 |
| Derivatives | 15,072 | — |
| Cellulosic biofuel tax credit carryforward | 167,452 | 200,334 |
| Total deferred tax assets | $ 278,771 | $ 276,839 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | $(216,109) | $(225,620) |
| Goodwill and intangible assets | (10,676) | (8,174) |
| Investment in joint venture | (1,121) | (1,049) |
| Derivatives | — | (954) |
| Total deferred tax liabilities | $(227,906) | $(235,797) |
| Net deferred tax assets | $ 50,865 | $ 41,042 |

The net deferred tax assets (liabilities) at December 31 are classified in the balance sheet as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Current deferred tax assets | $ 62,789 | $50,232 |
| Non-current deferred tax liabilities | (11,924) | (9,190) |
| Net deferred tax assets | $ 50,865 | $41,042 |

Cash payments for income taxes were $52.7 million, $19.1 million and $22.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, the Company had federal income tax credit carryforwards included in deferred taxes of $167.5 million which can be used to offset federal taxes payable through December 31, 2015. The $167.5 million recognizes the full benefit of federal tax credit carryforwards as claimed on PCA's federal tax return for the cellulosic biofuel credits before an adjustment of $102.0 million for uncertain tax positions under ASC 740. The deferred tax asset from the cellulosic biofuel producer credit carryforwards of $167.5 million is described in more detail in Notes 16 and 20.

The following table summarizes the changes related to PCA's gross uncertain tax positions excluding interest:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Balance as of January 1 | $(112,311) | $ (9,041) |
| Increases related to prior years' tax positions | (56) | (104,721) |
| Increases related to current year tax positions | (624) | (692) |
| Settlements with taxing authorities | — | 424 |
| Expiration of the statute of limitations | 1,978 | 1,719 |
| Balance at December 31 | $(111,013) | $(112,311) |

During the third quarter of 2011, the statue of limitations for the federal tax year of 2007 expired. During the third and fourth quarters of 2011, various state statutes of limitations expired. As a result of these events, the reserve for uncertain tax positions was decreased by $2.0 million gross or $1.3 million net of the federal benefit for state taxes during the third and fourth quarters of 2011. At December 31, 2011, PCA had recorded a $111.0 million reserve for uncertain tax positions excluding interest. Of the total, $106.8 million (net of the federal benefit for state taxes) would impact the effective tax rate if recognized. The increase in reserve in 2010 is attributable to alternative energy tax credits as described in Note 16.

During the years ended December 31, 2011 and 2010, PCA recorded $0.2 million gross ($0.16 million net) and $0.2 million gross ($0.09 million net), respectively, in its statement of income, increasing the accrual for interest to $2.2 million gross ($1.4 million net) and $2.0 million gross ($1.2 million, net) at December 31, 2011 and 2010, respectively. No accrual for penalties was made.

PCA and its subsidiaries are subject to U.S. federal income taxes, as well as income taxes of multiple state and city jurisdictions. A federal examination of the tax years 2002 and 2004 has been concluded. The tax years 2008 — 2011 remain open to federal examination. The tax years 2002 — 2011 remain open to state examinations. During March of 2011, the Internal Revenue Service (IRS) started an audit of PCA's 2008 and 2009 tax years, which includes the cellulosic biofuel producer tax credits claimed in the 2009 federal income tax return. Pending the timing and outcome of the IRS audit, which is not determinable at this time, PCA expects the reserve for uncertain tax positions to change significantly. PCA estimates the change in uncertain tax positions to be between $0 and $104.7 million due to potential changes upon IRS examination.

## 16. ALTERNATIVE ENERGY TAX CREDITS

The Company generated black liquor as a by-product of its pulp manufacturing process and used it in a mixture with diesel fuel during 2009 to produce energy at its Counce, Tennessee, Valdosta, Georgia, and Tomahawk, Wisconsin mills. Through December 31, 2009, the U.S. Internal Revenue Code provided a $0.50 per gallon refundable tax credit for taxpayers who used alternative fuels in their trade or business. As a registered alternative fuel mixer, the Company believes the use of black liquor as an alternative fuel through December 31, 2009 qualified for this credit. After December 31, 2009, the alternative fuel mixture credit for a mixture of black liquor and diesel used is no longer available. During the first quarter of 2010, the IRS released a memorandum which provided clarification about the calculation of the alternative fuel mixture credit for black liquor. As a result, during the first quarter of 2010 the Company released the reserve of $9.2 million that was established in 2009 due to the ambiguity in the calculation of the credit. This reserve release resulted in additional income of $9.2 million, which was recorded in Alternative Fuel Mixture Tax Credits on the income statement in the first quarter of 2010.

The total alternative fuel mixture credits earned by PCA in 2008 and 2009 were $185.4 million, which was recorded as income with a corresponding receivable on its balance sheet during 2009 when the Company received their registration as a producer of alternative fuels. As federal taxes became due, PCA applied these credits against the taxes due. The laws governing the taxability of the alternative fuel mixture tax credit are not completely defined. The IRS has not issued definitive guidance regarding such taxability. PCA believes that the manner in which the credit was claimed will not subject the Company to federal or state income taxes on such benefits. If it is determined that any of the credits are subject to taxation, PCA will be required to pay those taxes and take a corresponding charge to its income.

In an IRS memorandum released during the second quarter of 2010, the IRS concluded that black liquor also qualifies for the taxable cellulosic biofuel producer credit of $1.01 per gallon of biofuel produced in 2009. In a subsequent memorandum, the IRS concluded that a black liquor producer may claim the alternative fuel mixture credit and the cellulosic biofuel producer credit in the same taxable year for different volumes of black liquor (the same gallon of fuel cannot receive both credits but can be claimed as either alternative fuel mixture credit or the cellulosic biofuel producer credit). PCA received the required cellulosic biofuel producer registration code in September 2010.

Based upon both IRS memoranda and guidance regarding the cellulosic biofuel producer credit, during the quarter ended September 30, 2010, the Company analyzed the additional potential benefits from claiming the cellulosic biofuel producer credit for 2009 instead of the alternative fuel mixture credit, or claiming a combination of the two credits for 2009. For the gallons of alternative fuels produced in 2009, PCA claimed about two-thirds of the gallons as cellulosic biofuel producer credits and about one-third of the gallons as alternative fuel mixture credits. As a result, during the quarter ended September 30, 2010, the Company recorded a charge of $(111.9) million in Alternative Fuel Mixture Tax Credits due to the reversal of a portion of the income previously recorded from alternative fuel mixture credits and a $145.8 million benefit in the (Provision) Benefit for Income Taxes to reflect the reallocation of gallons to the cellulosic biofuel producer credit. The net impact of the reallocation of the gallons between the two credits resulted in additional net income impact of $33.4 million in the third quarter of 2010. Additional expenses of $0.8 million ($0.5 million after tax) related to the cellulosic biofuel producer credit were also recorded.

During the quarter ended December 31, 2010, the Company determined that its proprietary biofuel process at the Filer City, Michigan mill would likely qualify for the 2009 cellulosic biofuel producer credit. The Company amended the 2009 federal return in December 2010 to claim these gallons, resulting in $107.0 million of cellulosic biofuel producer credits. Due to the unique and proprietary nature of the Filer City mill process, IRS guidelines do not specifically address the process and uncertainty exists. As a result, the Company increased the reserve for uncertain tax positions under ASC 740, "Income Taxes," by $102.0 million, which resulted in a fourth quarter net benefit of $5.0 million. Similar to the quarter ended September 30, 2010, the Company analyzed the appropriate combination of the cellulosic biofuel producer credit and the alternative fuel mixture credit. As a result, the Company recorded income of $16.4 million in Alternative Fuel Mixture Tax Credits, representing gallons reallocated to the alternative fuel credits per the amended 2009 federal return.

The cellulosic biofuel producer credit is a taxable credit. However, the laws governing the taxability of the alternative fuel mixture credit are not completely defined. The IRS has not issued definitive guidance regarding such taxability. PCA believes that the manner in which the credit was claimed will not subject the Company to federal or state income taxes on such benefits. If it is determined that any of the alternative fuel mixture credits are subject to taxation, PCA will be required to pay those taxes and take a corresponding charge to its income. During the first quarter of 2011, the Company received notification that the IRS will begin its review of the cellulosic biofuel producer tax credits claimed in the 2009 federal income tax return, and such review is under way.

The amount of credits that the Company can apply against future federal taxes owed will be dependent upon the timing and amount of PCA's future taxable income. As of December 31, 2011, including the reserve for uncertain tax positions, PCA had as much as $167.5 million of tax credits to be used to offset future tax payments. The cellulosic biofuel producer credit carryforward must be utilized to offset federal taxes owed by December 31, 2015, at which time the credit carryforward expires. A valuation allowance was not recorded against the deferred tax asset for this credit carryforward since the Company believes the credit can be fully utilized before expiration. If it is determined that any of the credit carryforward will become subject to expiration, PCA will reduce the deferred tax asset and record a corresponding charge to income.

See Note 20 for a subsequent event which occurred on February 3, 2012, in which PCA amended its 2009 tax return to reflect a change in claimed gallons between the alternative fuel mixture credits and cellulosic biofuel producer credits.

## 17. RELATED PARTY TRANSACTIONS

At December 31, 2011 and 2010, PCA owned approximately 29% of Southern Timber Venture, LLC ("STV") and had not guaranteed the debt of STV and has no future funding requirements. There is no carrying value of the Company's investment in STV under the equity method at December 31, 2011 and 2010. PCA did not receive any dividends from STV in 2011, 2010 or 2009.

PCA purchased pulpwood directly from STV for its Valdosta mill until November 2010, when STV sold its timberlands to another entity. PCA purchased $2.7 million and $3.4 million of pulpwood for its Valdosta, Georgia mill from STV during the years ended December 31, 2010 and 2009, respectively.

Unaudited Financial information for STV is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands) | | |
| Net sales | $ 1,719 | $ 4,548 | $ 5,172 |
| Gross profit (loss) | (16,389) | (1,219) | (450) |
| Gain from sale of timberlands | — | 13,299 | — |
| Net income (loss) | (22,387) | 5,784 | (5,912) |

## 18. ACQUISITIONS

On July 2, 2009, the Company acquired a specialty sheet business located in Chicago, Illinois for approximately $3.1 million, net of cash acquired. The purchase price was allocated to the assets acquired and liabilities assumed, resulting in $1.7 million of goodwill which is deductible for income tax purposes. Sales and total assets of the acquisition were not material to the Company's overall sales and assets prior to the acquisition. Operating results of the plant subsequent to the date of acquisition are included in the Company's operating results.

On April 14, 2011, the Company acquired Field Packaging Group, a corrugated products manufacturer located in Chicago, Illinois, for $26.9 million. Sales and total assets of the acquisition were not material to the Company's overall sales and total assets prior to the acquisition. Operating results of the acquisition subsequent to April 14, 2011 are included in the Company's operating results. The Company has allocated the purchase price to the assets acquired and liabilities assumed, of which $11.5 million has been allocated to goodwill (which is deductible for income tax purposes), $9.5 million to customer lists (amortized over a life of ten years) and $0.2 million to other intangibles assets (amortized over a life of three years).

On September 10, 2011, the Company acquired Packaging Materials Company, a corrugated products manufacturer located near Huntsville, Alabama, for $8.6 million. Sales and total assets of the acquisition were not material to the Company's overall sales and total assets prior to the acquisition. Operating results of the acquisition subsequent to September 10, 2011 are included in the Company's operating results. The Company has allocated the purchase price to the assets acquired and liabilities assumed, of which, $1.5 million has been allocate to goodwill (which is deductible for income tax purposes).

On November 30, 2011, PCA acquired Colorado Container, a corrugated products manufacturer located in Denver, Colorado, for $21.8 million. Sales and total assets of the acquisition were not material to PCA's overall sales and total assets prior to the acquisition. Operating results of the acquisition subsequent to November 30, 2011 are included in the Company's operating results. The Company is currently allocating the purchase price to the assets acquired and liabilities assumed.

## 19. VALDOSTA MILL FIRE INSURANCE RECOVERY

On April 4, 2011, the Company's Valdosta, Georgia mill had a fire that was confined to the turbine generator room. The fire resulted in production and sales volume losses of 11,000 tons and significant repair and demolition expenses to affected buildings and equipment. PCA is insured for the lost production, replacement value of destroyed assets, and related expenses, subject to a $3.0 million deductible. The Company filed an insurance claim for the total cost of the fire and received $6.5 million, net of the $3.0 million deductible, for losses incurred and capital expenditures during the second quarter of 2011. During the third and fourth quarters of 2011, the Company received an additional $1.5 million and $1.4 million, respectively, in insurance proceeds for capital expenditures. The $9.4 million in insurance proceeds is included in net cash provided by operating activities ($5.5 million) and in net cash used for investing activities ($3.9 million) based on the nature of the reimbursement. PCA expects to receive additional insurance proceeds for capital expenditures as work is completed.

## 20. SUBSEQUENT EVENTS

The Company has disclosed the following subsequent event in accordance with ASC 855, "Subsequent Events." Subsequent events have been evaluated through the filing date of this Form 10-K.

- On February 3, 2012, PCA amended its 2009 tax return to reflect a change in claimed gallons between the alternative fuel mixture credits and the cellulosic biofuel producer credits. This change is expected to result in a first quarter 2012 non-cash, after-tax charge of $23 million.

## 21. QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Fiscal Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In thousands, except per share amounts) | | | | |
| **2011:** | | | | | |
| Net sales | $629,500 | $665,481 | $670,824 | $654,306 | $2,620,111 |
| Gross profit | 133,141 | 136,901 | 137,747 | 134,157 | 541,946 |
| Income from operations | 65,903 | 67,859 | 71,180 | 67,807 | 272,749 |
| Net income | 37,417 | 39,368 | 41,777 | 39,465 | 158,027 |
| Basic earnings per share | 0.37 | 0.39 | 0.42 | 0.41 | 1.59 |
| Diluted earnings per share | 0.37 | 0.39 | 0.42 | 0.40 | 1.57 |
| Stock price — high | 30.69 | 29.88 | 29.19 | 27.16 | 30.69 |
| Stock price — low | 25.96 | 26.26 | 21.05 | 21.75 | 21.05 |
| **2010:** | | | | | |
| Net sales | $550,732 | $615,459 | $642,764 | $626,651 | $2,435,606 |
| Gross profit | 86,799 | 131,665 | 166,452 | 147,284 | 532,200 |
| Income from operations | 33,616 | 67,746 | (12,342) | 96,362 | 185,382 |
| Net income | 19,194 | 38,030 | 93,320 | 54,891 | 205,435 |
| Basic earnings per share | 0.19 | 0.37 | 0.92 | 0.54 | 2.02 |
| Diluted earnings per share | 0.19 | 0.37 | 0.91 | 0.54 | 2.00 |
| Stock price — high | 25.83 | 26.48 | 25.50 | 27.08 | 27.08 |
| Stock price — low | 20.63 | 20.00 | 21.19 | 22.68 | 20.00 |

Note: The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.

For the three months ended March 31, June 30, September 30, and December 31, 2011 net income was decreased by $2.1 million or $0.02 per share, $1.2 million or $0.01 per share, $1.0 million or $0.01 per share, and $0.5 million, or $0.005 per share, respectively, due to asset disposal charges related to major energy projects.

For the three months ended June 30, 2011, net income was increased by $1.0 million or $0.01 per share due to an adjustment to reserves related to medical benefits.

For the three months ended September 30, 2010, income from operations was decreased by $111.9 million due to the reversal of a portion of income previously recorded from alternative fuel mixture tax credits in order to claim the cellulosic biofuel producer credits that are recorded as a benefit in the provision for income taxes.

For the three months ended March 31, September 30, and December 31, 2010, net income was increased by $9.2 million or $0.09 per share, $33.4 million or $0.33 per share, and $5.0 million or $0.05 per share, respectively, due to the alternative energy tax credits.

For the three months ended March 31, June 30, September 30, and December 31, 2010, net income was decreased by $2.5 million or $0.02 per share, $1.1 million or $0.01 per share, $1.8 million or $0.02 per share, and $3.2 million or $0.03 per share, respectively, due to asset disposal and facilities closure charges.

**Exhibit 31.1**

## CERTIFICATION

I, Mark W. Kowlzan, certify that:

(1) I have reviewed this annual report on Form 10-K of Packaging Corporation of America (PCA);

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PCA as of, and for, the periods presented in this annual report;

(4) PCA's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for PCA and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PCA, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of PCA's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in PCA's internal control over financial reporting that occurred during PCA's most recent fiscal quarter (PCA's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, PCA's internal control over financial reporting; and

(5) PCA's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PCA's auditors and the Audit Committee of PCA's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PCA's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in PCA's internal control over financial reporting.

/s/ MARK W. KOWLZAN

Mark W. Kowlzan
*Chief Executive Officer*

Dated: February 21, 2012

**Exhibit 31.2**

## CERTIFICATION

I, Richard B. West, certify that:

(1) I have reviewed this annual report on Form 10-K of Packaging Corporation of America (PCA);

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PCA as of, and for, the periods presented in this annual report;

(4) PCA's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for PCA and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PCA, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of PCA's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in PCA's internal control over financial reporting that occurred during PCA's most recent fiscal quarter (PCA's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, PCA's internal control over financial reporting; and

(5) PCA's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PCA's auditors and the Audit Committee of PCA's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PCA's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in PCA's internal control over financial reporting.

/s/ RICHARD B. WEST

Richard B. West
*Senior Vice President and Chief Financial Officer*

Dated: February 21, 2012

**Exhibit 32.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Mark W. Kowlzan, Chief Executive Officer of Packaging Corporation of America (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Annual Report of the Company on Form 10-K for the period ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MARK W. KOWLZAN

Mark W. Kowlzan
*Chief Executive Officer*

February 21, 2012

**Exhibit 32.2**

# CERTIFICATION OF CHIEF FINANCIAL OFFICER
# PURSUANT TO 18 U.S.C. §1350,
# AS ADOPTED PURSUANT TO
# SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard B. West, Chief Financial Officer of Packaging Corporation of America (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Annual Report of the Company on Form 10-K for the period ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD B. WEST

Richard B. West

*Senior Vice President and Chief Financial Officer*

February 21, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Directors

**Cheryl K. Beebe**
Executive Vice President and
Chief Financial Officer,
Corn Products International, Inc.

**Hasan Jameel**
Ellis Signe Olsen Professor,
North Carolina State University

**Mark W. Kowlzan**
Chief Executive Officer,
Packaging Corporation of America

**Robert C. Lyons**
Senior Vice President and
Chief Financial Officer,
GATX Corporation

**Samuel M. Mencoff**
Co-Chief Executive Officer,
Madison Dearborn Partners, LLC

**Roger B. Porter**
IBM Professor of Business and
Government,
Harvard University

**Thomas S. Souleles**
Managing Director,
Madison Dearborn Partners, LLC

**Paul T. Stecko**
Executive Chairman,
Packaging Corporation of America

**James D. Woodrum**
Associate Dean,
Executive & Evening MBA Program
University of Wisconsin — Madison

## Executive Officers

**Paul T. Stecko**
Executive Chairman

**Thomas A. Hassfurther**
Executive Vice President,
Corrugated Products

**Richard B. West**
Senior Vice President and
Chief Financial Officer

**Charles J. Carter**
Vice President,
Containerboard Mill Operations

**Mark W. Kowlzan**
Chief Executive Officer

**Thomas W. H. Walton**
Senior Vice President, Sales
and Marketing, Corrugated Products

**Stephen T. Calhoun**
Vice President, Human Resources

## Officers

**Charles G. Colby**
Vice President,
Area General Manager

**Bruce K. Ellsberry**
Vice President,
Area General Manager

**Donald R. Haag**
Vice President,
Manufacturing Services

**Jeffery S. Kaser**
Vice President,
Area General Manager

**James A. McKee**
Vice President,
Area General Manager

**Darla J. Olivier**
Vice President, Tax

**Kent A. Pflederer**
Vice President,
General Counsel
and Corporate Secretary

**Michael Ramsey**
Vice President,
Area General Manager

**Bruce A. Ridley**
Vice President,
EH&S and
Operations Services

**Robert A. Schneider**
Vice President,
Chief Information Officer

**Bryan L. Sorensen**
Vice President,
Engineering

**W. Brett Sweeney**
Vice President,
Area General Manager

# Shareholder Information

**Annual Meeting**
The annual meeting of shareholders will be held at 8:30 a.m., central time, on May 8, 2012, at the Company's office located at 1955 West Field Court, Lake Forest, IL 60045.

**Shareholder Services**
To transfer securities, change address or replace lost certificates, please contact:

Packaging Corporation of America Shareholder Services
c/o Computershare Trust Company N.A., P.O. Box 43069, Providence, RI 02940-3069
Toll Free: (877) 282-1168 Outside North America: (781) 575-2723

**Stock Exchange Information**
Packaging Corporation of America's common stock is listed on the New York Stock Exchange under the symbol PKG.

**Certifications**
On May 18, 2011, the Company filed with the New York Stock Exchange (the "NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A. 12(a) of the New York Stock Exchange Listed Company Manual. In addition, the Company has filed as exhibits to this Annual Report on Form 10-K for the year ended December 31, 2011, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

**Website: www.packagingcorp.com**
Corporate news releases, Forms 10-K and 10-Q, annual reports and a variety of additional information of potential interest to investors are available through the Company's website.

**Requests for Information**
Additional information is available without charge. For additional copies of annual reports, Forms 10-K and 10-Q or other financial information, please contact:

Investor Relations, Packaging Corporation of America, 1955 West Field Court, Lake Forest, IL 60045
Toll Free: (877) 454-2509

# PCA's Nationwide Network

PCA is a large company with a small-company feel, thanks to our strategic positioning across the nation. As a large company, PCA offers customers broad expertise and economies of scale, while our multiple plant locations put us in the right place at the right time to rapidly meet the local needs of our customers.



CONTAINERBOARD MILLS

*Linerboard*

Counce, TN
Valdosta, GA

*Medium*

Filer City, MI
Tomahawk, WI

PACKAGING AND SUPPLY CENTERS

Baltimore, MD
High Point, NC
Liverpool, NY
Manheim, PA
Miami, FL
Orlando, FL
Reno, NV
Thomasville, GA
Vineland, NJ
Vista, CA
Westfield, MA
Winchester, VA

CORRUGATED PRODUCTS MANUFACTURING FACILITIES

Akron, OH
Allentown, PA
Arlington, TX
Ashland, OH
Atlanta, GA
Baltimore, MD
Bedford Park, IL (2)
Burlington, WI
Chelmsford, MA
Chicago, IL
Colby, WI
Commerce City, CO
Conrad, IA
Denver, CO
Donna, TX
Edmore, MI
El Paso, TX
Fairfield, OH
Franklin, WI
Fridley, MN
Garland, TX
Gas City, IN
Golden Valley, MN
Goldsboro, NC
Grandville, MI
Hanover, PA
Harrisonburg, VA
High Point, NC
Honea Path, SC
Huntsville, AL
Jackson, TN
Jacksonville, FL
Knoxville, TN
Lancaster, PA
Los Angeles, CA
Marshalltown, IA
Miami Gardens, FL
Middletown, OH
Milwaukee, WI
Minneapolis, MN
Morganton, NC
Muskogee, OK
Newark, OH
Newberry, SC
Northampton, MA
Northglenn, CO
Olive Branch, MS
Omaha, NE
Opelika, AL
Oxnard, CA
Pearl, MS
Phoenix, AZ
Pittsburgh, PA
Plano, TX
Plymouth, MI
Reading, PA
Richmond, VA
Roanoke, VA
Rutherfordton, NC
Salisbury, NC
Salt Lake City, UT (2)
South Gate, CA
Syracuse, NY
Traverse City, MI
Trexlertown, PA
Vincennes, IN
Waco, TX
Watertown, NY
Winter Haven, FL

RESOURCE AND SUPPORT CENTERS

Honea Path, SC
Winter Haven, FL

CREATIVE DESIGN CENTERS

Bentonville, AR
Cranbury, NJ
Fairfield, OH
Mooresville, NC
South Gate, CA
Hong Kong

TECHNICAL CENTER

Mundelein, IL

CORPORATE HEADQUARTERS

Lake Forest, IL


Mills
Combining Plants
Sheet/Specialty Plants
Headquarters

When you choose Packaging Corporation of America, you work with people who do the right things for each other and for our customers. We believe in utilizing the power of strong collaborative relationships, bound by the trust we have earned, to deliver innovative packaging solutions and an outstanding service experience.

PCA People · Customers · Trust

Packaging Corporation of America
1955 West Field Court
Lake Forest, Illinois 60045
(800) 456-4725
www.packagingcorp.com